IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended September 30, 2021, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 132, beginning July 1, 2021.

Legal address: Carlos Della Paolera 261, 8nd floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: May 14, 2021.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 541,230,019 common shares.

Subscribed, issued and paid up (in millions of ARS): 54,123.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Majority Shareholder of the Group: Consultores Assets Management S.A.

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 432,570,149 common shares.

Voting stock (direct and indirect equity interest): 79.92%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in
			(in millions of ARS)
Registered, common shares with a nominal value of ARS 100 each, 1 vote per share	541,230,019	541,230,019	54,123

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2021 and June 30, 2021
 (All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	06.30.21
ASSETS
Non-current assets
Investment properties	8	153,034	158,311
Property, plant and equipment	9	1,544	1,502
Trading properties	10	254	254
Intangible assets	11	1,470	1,611
Rights of use assets	12	871	886
Investments in associates and joint ventures	7	4,628	4,701
Deferred income tax assets	19	507	487
Income tax credits		12	13
Trade and other receivables	14	1,255	1,337
Investments in financial assets	13	10	11
Total non-current assets		163,585	169,113
Current Assets
Trading properties	10	5	5
Inventories		44	46
Income tax credits		128	157
Trade and other receivables	14	10,408	14,824
Investments in financial assets	13	11,600	8,857
Cash and cash equivalents	13	988	867
Total current assets		23,173	24,756
TOTAL ASSETS		186,758	193,869
SHAREHOLDERS’ EQUITY
Total capital and reserves attributable to equity holders of the parent (according to corresponding statement)		77,482	79,189
Non-controlling interest		5,972	6,064
TOTAL SHAREHOLDERS’ EQUITY		83,454	85,253
LIABILITIES
Non-current liabilities
Trade and other payables	16	1,591	1,443
Borrowings	17	36,247	38,454
Income tax liabilities		1,362	-
Deferred income tax liabilities	19	50,902	53,348
Provisions	18	86	88
Derivative financial instruments	13	4	10
Leases liabilities		830	931
Total non-current liabilities		91,022	94,274
Current liabilities
Trade and other payables	16	4,506	4,345
Income tax liabilities		946	1,029
Payroll and social security liabilities		224	313
Borrowings	17	6,364	8,452
Derivative financial instruments	13	41	53
Provisions	18	87	92
Leases liabilities		114	58
Total current liabilities		12,282	14,342
TOTAL LIABILITIES		103,304	108,616
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		186,758	193,869

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income for the three-month periods ended September 30, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	09.30.20
Income from sales, rentals and services	20	2,915	1,365
Income from expenses and collective promotion fund	20	963	619
Operating costs	21	(1,406)	(999)
Gross profit		2,472	985
Net (loss)/gain from fair value adjustments of investment properties	8	(5,679)	24,801
General and administrative expenses	21	(449)	(707)
Selling expenses	21	(263)	(614)
Other operating results, net	22	51	15
(Loss)/ profit from operations		(3,868)	24,480
Share of (loss)/ profit of associates and joint ventures	7	(102)	904
(Loss)/ profit from operations before financing and taxation		(3,970)	25,384
Finance income	23	87	644
Finance cost	23	(1,481)	(1,720)
Other financial results	23	2,004	1,988
Inflation adjustment	23	515	414
Financial results, net		1,125	1,326
(Loss)/ profit before income tax		(2,845)	26,710
Income tax expense	19	1,044	(6,435)
(Loss)/ profit for the period		(1,801)	20,275

Other comprehensive income/ (loss) for the period: (i)
Items that can be reclassified subsequently to profit or loss:
Currency translation adjustment in associates	7	2	(18)
Other comprehensive income/ (loss) for the period		2	(18)
Total comprehensive (loss)/ income for the period		(1,799)	20,257

Total comprehensive (loss)/ income attributable to:
Equity holders of the parent		(1,709)	18,828
Non-controlling interest		(92)	1,447

Attributable to:
Equity holders of the parent		2	(18)

(Loss)/ profit per share attributable to equity holders of the parent for the period: (ii)
Basic		(3.16)	34.80
Diluted		(3.16)	34.80

(i) The components of other comprehensive income have no impact on income tax.
(ii) (Loss)/ Profit per share have been calculated using 541,230,019 shares. Instead 126,014,050 shares were used for this calculation, the basic and diluted result per share would be ARS (13.56) and ARS 149.43 corresponding to September 30, 2021 and September 30, 2020, respectively. See Note 17 to the annual consolidated financial statements as of June 30, 2021.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Legal reserve	Other reserves	Accumulated deficit	Subtotal	Non-controlling interest	Total shareholders' equity
Balance as of June 30, 2021	54,123	34,716	1,622	11,032	(22,304)	79,189	6,064	85,253
Loss for the period	-	-	-	-	(1,709)	(1,709)	(92)	(1,801)
Other comprehensive income for the period	-	-	-	2	-	2	-	2
Balance as of September 30, 2021	54,123	34,716	1,622	11,034	(24,013)	77,482	5,972	83,454

	Special reserve	Other reserves	Currency translation adjustment	Revaluation surplus (1)	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2021	10,727	110	(62)	618	(361)	11,032
Other comprehensive income for the period	-	-	2	-	-	2
Balance as of September 30, 2021	10,727	110	(60)	618	(361)	11,034

(1) See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2021.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special reserve CNV 609/12 (1)	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance as of June 30, 2020	126	5,646	15,857	220	15,153	52,284	28,050	117,336	6,712	124,048
Profit for the period	-	-	-	-	-	-	18,828	18,828	1,447	20,275
Other comprehensive loss for the period	-	-	-	-	-	(18)	-	(18)	-	(18)
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)	(18)	(81)
Balance as of September 30, 2020	126	5,646	15,857	220	15,153	52,203	46,878	136,083	8,141	144,224

	Reserve for future dividends	Special reserve	Currency translation adjustment	Revaluation surplus (1)	Changes in non-controlling interest	Total other reserves
Balance as of June 30, 2020	51,921	247	(35)	448	(297)	52,284
Other comprehensive loss for the period	-	-	(18)	-	-	(18)
Changes in non-controlling interest	-	-	-	-	(63)	(63)
Balance as of September 30, 2020	51,921	247	(53)	448	(360)	52,203

(1)
See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2021.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	09.30.20
Operating activities:
Cash generated from/ (used in) operations	15	1,620	(5,867)
Income tax paid		(6)	(5)
Net cash generated from/ (used in) operating activities		1,614	(5,872)

Investing activities:
Capital contributions in associates and joint ventures		(27)	(14)
Changes in non-controlling interest in subsidiaries		-	(81)
Acquisition of investment properties		(370)	(1,075)
Proceeds from sales of investment properties		85	14,639
Acquisition of property, plant and equipment		(82)	(8)
Advance payments		(9)	(17)
Acquisition of intangible assets		(3)	(6)
Acquisitions of investments in financial assets		(819)	(8,480)
Proceeds from investments in financial assets		614	9,054
Loans granted to related parties		-	(337)
Loans payment received from related parties		1,971	-
Collection of financial assets interests and dividends		189	239
Net cash generated from investing activities		1,549	13,914

Financing activities:
Repurchase of non-convertible notes		-	(101)
Sales of non-convertible notes in portfolio		-	768
Borrowings obtained		-	1,525
Payment of borrowings		(271)	(1,994)
Payment of finance leases		-	(15,477)
Payment of leases liabilities		(6)	(8)
Payment of derivative financial instruments		(15)	(326)
Proceeds from derivative financial instruments		-	14
Payment of interest		(1,945)	(2,436)
Short-term loans, net		(512)	6,364
Net cash used in financing activities		(2,749)	(11,671)

Net increase/ (decrease) in cash and cash equivalents		414	(3,629)
Cash and cash equivalents at beginning of the period	13	867	7,595
Foreign exchange gain on cash and fair value result for cash equivalents		44	50
Inflation adjustment		(337)	(11)
Cash and cash equivalents at end of the period	13	988	4,005

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales” or the “Company”, and together with its subsidiaries, the “Group”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name Sociedad Anonima Mercado de Abasto Proveedores (SAMAP) and until 1984 operated the main fresh product market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization pursuant to which the company was renamed Alto Palermo S.A. which was subsequently changed to our current denomination.

As of the end of these Unaudited Condensed Interim Consolidated Financial Statements (hereinafter, Financial Statements), the Group operates 335,641 square meters (sqm) in 14 shopping malls, 113,451  sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent Company is IRSA and Consultores Assets Management S.A. is our ultimate parent Company.

These Financial Statements have been approved by the Board of Directors to be issued on November 4, 2021.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim of three-month periods ended September 30, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IRSA Propiedades Comerciales S.A.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the Financial Statements.

In order to conclude on whether an economy is categorized as a hyperinflationary, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approaches to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a hyperinflationary economy starting July 1, 2018.

In relation to the inflation index to be used and according to FACPCE Resolution No. 539/18, the inflation index is determinated based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the three months period ended September 30, 2021, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	09.30.21 (three months)
9%

As a consequence of the aforementioned, these Financial Statements as of September 30, 2021 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies adopted for these Financial Statements are consistent with those used in the preparation of information under IFRS as described in Note 2 to the Annual Consolidated Financial Statements as of June 30, 2021.

2.3.
Comparability of information

The amounts as of June 30, 2021 and September 30, 2020, which are disclosed for comparative purposes, arise from the Financial Statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

See Note 27 for information on the context in which the Group operates.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires the Group’s Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements. In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Consolidated Financial Statements of the information are described in Note 3 as of June 30, 2021, except for what is mentioned in Note 27 to these Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by tenants. During summertime (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during Spring and Autumn, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. Consequently, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

IRSA Propiedades Comerciales S.A.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2021 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2021, are detailed in Note 4 to the Annual Consolidated Financial Statements.

Sale of real estate parcels in Hudson

On August 2, 2021, a bill was signed for the sale of several parcels of the property called Casonas located in Hudson, Berazategui district.

The price of the transaction was USD 0.6 million.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Consolidated Financial Statements as of June 30, 2021. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2021 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities of the Group except for that the indicated in Note 27. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

6.
Segment reporting

The following is a summary analysis of the Group's business segments, corresponding to the periods ended September 30, 2021 and 2020. Additionally, a reconciliation between results of operations corresponding to segment information and the results of operations as per the Statements of Income and Other Comprehensive Income and total assets by segment and total assets according to the statement of financial position. The information by segments has been prepared and classified according to the businesses in which the Group carries out its activities, which are described in Note 6 of the Annual Consolidated Financial Statements as of June 30, 2021.

IRSA Propiedades Comerciales S.A.

	09.30.21
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Unreportable assets	Total as per Statements of Income and Other Comprehensive Income/Statements of Financial Position
Revenues	2,225	705	-	9	2,939	963	(24)	-	3,878
Operating costs	(274)	(47)	(17)	(85)	(423)	(998)	15	-	(1,406)
Gross profit/ (loss)	1,951	658	(17)	(76)	2,516	(35)	(9)	-	2,472
Net (loss)/ gain from fair value adjustments in investment properties	(3,698)	(1,586)	(517)	8	(5,793)	-	114	-	(5,679)
General and administrative expenses	(312)	(76)	(30)	(32)	(450)	-	1	-	(449)
Selling expenses	(208)	(46)	(6)	(2)	(262)	-	(1)	-	(263)
Other operating results, net	26	9	(2)	-	33	17	1	-	51
Loss from operations	(2,241)	(1,041)	(572)	(102)	(3,956)	(18)	106	-	(3,868)
Share of loss of associates and joint ventures	-	-	-	(31)	(31)	-	(71)	-	(102)
Loss before financing and taxation	(2,241)	(1,041)	(572)	(133)	(3,987)	(18)	35	-	(3,970)
Investment properties	56,144	79,211	22,531	165	158,051	-	(5,017)	-	153,034
Property, plant and equipment	307	1,240	-	-	1,547	-	(3)	-	1,544
Trading properties	-	-	259	-	259	-	-	-	259
Goodwill	17	51	-	149	217	-	(68)	-	149
Right to receive units (barters)	-	-	1,143	-	1,143	-	-	-	1,143
Inventories	45	-	-	-	45	-	(1)	-	44
Investments in associates and joint ventures	-	-	-	1,179	1,179	-	3,449	-	4,628
Other assets	-	-	-	-	-	-	-	25,957	25,957
Total assets	56,513	80,502	23,933	1,493	162,441	-	(1,640)	25,957	186,758

	09.30.20
	Shopping Malls	Offices	Sales and developments	Others	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share in (profit) / loss of joint ventures	Unreportable assets	Total as per Statements of Income and Other Comprehensive Income/Statements of Financial Position
Revenues	560	811	3	3	1,377	619	(12)	-	1,984
Operating costs	(204)	(67)	(11)	(37)	(319)	(698)	18	-	(999)
Gross profit/ (loss)	356	744	(8)	(34)	1,058	(79)	6	-	985
Net gain from fair value adjustments in investment properties	1,796	19,209	5,045	27	26,077	-	(1,276)	-	24,801
General and administrative expenses	(500)	(130)	(52)	(27)	(709)	-	2	-	(707)
Selling expenses	(111)	(50)	(453)	(2)	(616)	-	2	-	(614)
Other operating results, net	(28)	-	(3)	-	(31)	46	-	-	15
Profit/ (loss) from operations	1,513	19,773	4,529	(36)	25,779	(33)	(1,266)	-	24,480
Share of (loss)/ profit of associates and joint ventures	-	-	-	(36)	(36)	-	940	-	904
Profit/ (loss) before financing and taxation	1,513	19,773	4,529	(72)	25,743	(33)	(326)	-	25,384
Investment properties	82,524	106,065	21,616	151	210,356	-	(6,270)	-	204,086
Property, plant and equipment	351	209	-	-	560	-	(3)	-	557
Trading properties	-	-	310	-	310	-	-	-	310
Goodwill	17	47	-	-	64	-	(64)	-	-
Right to receive units (barters)	-	-	1,142	-	1,142	-	-	-	1,142
Inventories	63	-	-	-	63	-	(2)	-	61
Investments in associates and joint ventures	-	-	-	3,661	3,661	-	4,832	-	8,493
Other assets	-	-	-	-	-	-	-	39,127	39,127
Total assets	82,955	106,321	23,068	3,812	216,156	-	(1,507)	39,127	253,776

IRSA Propiedades Comerciales S.A.

7.
Investments in associates and joint ventures

The table below lists information about the Group’s investments in associates and joint ventures:

	% of ownership interest held by non-controlling interests		Value of Group’s interest in equity		Group’s interest in comprehensive income
Name of the entity	09.30.21	06.30.21	09.30.21	06.30.21	09.30.21	06.30.21
Joint Ventures
Quality Invest S.A.	50.00%	50.00%	3,154	3,198	(72)	949
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	295	294	1	(9)
La Rural S.A. (2)	50.00%	50.00%	178	185	(6)	24
Associates						-
TGLT S.A. (3)(4)	27.82%	27.82%	1,001	1,024	(23)	(78)
Total interests in associates and joint ventures			4,628	4,701	(100)	886

The table below lists information of the latest Financial Statements issued by associates and joint ventures:

				Last Financial Information issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	(Loss)/ income for the period	Equity
Joint Ventures
Quality Invest S.A. (2)	Argentina	Real estate	406,316,259	406	(144)	6,206
Nuevo Puerto Santa Fe S.A. (1)(2)	Argentina	Real estate	138,750	28	2	555
La Rural S.A. (2)	Argentina	Event organization and others	714,498	1	(2)	101
Associates
TGLT S.A. (3)(4)	Argentina	Real estate	257,320,997	925	(82)	4,635

(1) Nominal value per share ARS 100.
(2) Correspond to (loss)/ profit for the three-month period ended at September 30, 2021 and 2020, respectively.
(3) Includes ARS 2 included in other comprehensive income. For the purposes of the valuation of the investment in the Group, the financial information prepared by TGLT S.A. has been considered.
(4) For transfer of shares, see Note 4 to the Annual Consolidated Financial Statements as of June 30, 2021.

Changes in the Group’s investments in associates and joint ventures for the period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	09.30.21	06.30.21
Beginning of the period / year	4,701	7,611
Loss sharing, net	(100)	(2,214)
Currency translation adjustment in associates	2	(27)
Impairment of associates and joint ventures (i)	(2)	(684)
Reclassification to financial instruments (ii)	-	(17)
Irrevocable contributions (Note 24)	27	32
End of the period / year	4,628	4,701

(i) Corresponds to the investment in TGLT S.A. See Note 7 to the annual consolidated financial statements as of June 30, 2021.
(ii) Corresponds to the reclassification to the Avenida Inc. investment due to decrease of the share ownership below 5%.

IRSA Propiedades Comerciales S.A.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Others	09.30.21	06.30.21
Fair value at beginning of the period / year	55,532	75,863	23,130	3,629	157	158,311	192,854
Additions (iv)	222	2	3	260	-	487	1,072
Disposals (iii)	-	-	(85)	-	-	(85)	(19,750)
Transfers (v)	-	-	-	-	-	-	(634)
Capitalized lease costs	3	2	-	-	-	5	23
Amortization of capitalized lease costs (i)	(2)	(3)	-	-	-	(5)	(14)
Net (loss) / gain from fair value adjustment on investment properties (ii)	(3,652)	(1,492)	(517)	(26)	8	(5,679)	(15,240)
Fair value at end of the period / year	52,103	74,372	22,531	3,863	165	153,034	158,311

(i) As of September 30, 2021 the depreciation charge was included in “Costs” in the amount of ARS (5) in the Statement of Income and Other Comprehensive Income (Note 21).
(ii) For the three-month period ended September 30, 2021, the net loss from fair value adjustment on investment properties was ARS 5,679 million. The net impact of the values in Argentine pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

a)
Net gain of ARS 1,498 million as a result of the conversion to Argentine pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
b)
an increase of 30 basis points in the discount rate, mainly caused by a rise in the country risk component of the WACC discount rate used to discount the cash flow, which generated a decrease in the value of the shopping centers of ARS 1,232.
c)
In addition, for the impact of the inflation adjustment the Group reclassified by shopping malls ARS 4,717 million to Inflation adjustment.
d)
The value of our office buildings and other rental properties measured in real terms decrease by 2.4% during the three-month period as of September 30, 2021, due to a devaluation of the Argentine peso exceeding the inflation rate of the period.

(iii) See Note 4. As of June 30, 2021 includes the disposals of Torre Boston and Bouchard buildings.
(iv) As of June 30, 2021, includes addition for the acquisition of the building "200 Della Paolera" according to the degree of progress of the construction work. See Note 4 to the Annual Consolidated Financial Statements as of June 30, 2021.
(v) As of June 30, 2021, it includes the registration by transfer of the 24th floor of the Intercontinental Building from Property, plant and equipment and the cancellation by transfer of 77% of the area of the 8th floor of "200 Della Paolera" to Property, plant and equipment.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	09.30.21	09.30.20
Revenues from rental and services (Note 20)	2,915	1,362
Expenses and collective promotion fund (Note 20)	963	619
Rental and services costs (Note 21)	(1,385)	(988)
Net unrealized gain from fair value adjustment on investment properties	(5,611)	24,516
Net realized gain from fair value adjustment on investment properties (i)(ii)	18	8,163

(i) As of September 30, 2021, includes ARS 18 from the sale of Casona Hudson. As of September 30, 2020 includes ARS 2,732 for the sale of Torre Boston and ARS 5,431 for the sale of Bouchard 710.
(ii) As of September 30, 2021 correspond ARS (68) to the result for changes in the fair value realized for the year and ARS 86 to the result for changes in the fair value realized in previous years from the sale of Casona Hudson. As of September 30, 2020, ARS 285 corresponds to the result for changes in the fair value realized for the year (ARS 797 for the sale of Torre Boston and ARS (512) for the sale of Bouchard 710) and ARS 7,878 for the result for changes in the fair value realized in previous years (ARS 1,935 for the sale of Torre Boston and ARS 5,943 for the sale of Bouchard 710).

Valuation techniques are described in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2021. There were no changes to the valuation techniques. The Group has reassessed the assumptions at the end of the period, incorporating the effect of the changes in macroeconomics conditions.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	09.30.21	06.30.21
Costs	1,626	510	2,494	32	1	4,663	3,584
Accumulated depreciation	(465)	(350)	(2,314)	(32)	-	(3,161)	(3,005)
Net book amount at beginning of the period / year	1,161	160	180	-	1	1,502	579
Additions	8	54	20	-	-	82	192
Disposals	-	-	-	-	-	-	(8)
Transfers	-	-	-	-	-	-	895
Depreciation charges (i)	(13)	(7)	(20)	-	-	(40)	(156)
Net book amount at end of the period / year	1,156	207	180	-	1	1,544	1,502
Costs	1,634	564	2,514	32	1	4,745	4,663
Accumulated depreciation	(478)	(357)	(2,334)	(32)	-	(3,201)	(3,161)
Net book amount at end of the period / year	1,156	207	180	-	1	1,544	1,502

(i) On September 30, 2021 depreciation charges were included in “Costs” in the amount of ARS 24, and in “General and administrative expenses” in the amount of ARS 16 in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

10.
Trading properties

Changes in in the Group’s trading properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Completed properties	Undeveloped sites	09.30.21	06.30.21
Net book amount at beginning of the period / year	13	246	259	310
Additions	-	-	-	8
Disposals (i)	-	-	-	(59)
Net book amount at end of the period / year	13	246	259	259
Non - current			254	254
Current			5	5
Total			259	259

(i)    As of June 30, 2021 corresponds to the sale of two Astor Berutti apartments.

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Goodwill	Software	Right to receive units (Barters) (ii)	Others	09.30.21	06.30.21
Costs	149	764	1,151	543	2,607	2,557
Accumulated amortization	-	(567)	(8)	(421)	(996)	(887)
Net book amount at beginning of the period / year	149	197	1,143	122	1,611	1,670
Additions	-	3	-	-	3	50
Disposals	-	-	-	(122)	(122)	-
Amortization charge (i)	-	(22)	-	-	(22)	(109)
Net book amount at end of the period / year	149	178	1,143	-	1,470	1,611
Costs	149	767	1,151	421	2,488	2,607
Accumulated amortization	-	(589)	(8)	(421)	(1,018)	(996)
Net book amount at end of the period / year	149	178	1,143	-	1,470	1,611

(i) On September 30, 2021 amortization charges were included in “Costs” in the amount of ARS 6, and in “General and administrative expenses” in the amount of ARS 16 in the Statement of Income and Other Comprehensive Income (Note 21).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

12.
 Rights of use assets

The composition of the Group's rights of use assets as of September 30, 2021 and June 30, 2021 is as follows:

	09.30.21	06.30.21
Convention center	218	222
Stadium DirecTV Arena	633	641
Machinery and equipment	8	11
Shopping malls	12	12
Total rights of use assets	871	886
Non-current	871	886
Total	871	886

The charges to income related to rights of use assets were the following:

	09.30.21	09.30.20
Convention center	(4)	(5)
Stadium DirecTV Arena	(8)	(8)
Machinery and equipment	(2)	(21)
Total amortizations and depreciation (i)	(14)	(34)

(i)
On September 30, 2021 amortization charges were included in “Costs” in the amount of ARS 11, and in “General and administrative expenses” in the amount of ARS 3 in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

13.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Financial Statements as of June 30, 2021.

Financial assets and financial liabilities as of September 30, 2021 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
September 30, 2021		Level 1
Assets as per Statements of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	9,935	-	9,935	2,684	12,619
Investments in financial assets:
- Public companies’ securities	-	245	245	-	245
- Mutual funds	10	206	216	-	216
- Bonds	-	11,149	11,149	-	11,149
Cash and cash equivalents:
- Cash at banks and on hand	697	-	697	-	697
- Short- term investments	-	291	291	-	291
Total	10,642	11,891	22,533	2,684	25,217

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	2,036	-	2,036	4,061	6,097
Derivative financial instruments
- Swaps of interest rate (ii)	-	45	45	-	45
Borrowings (Note 17)	42,611	-	42,611	-	42,611
Total	44,647	45	44,692	4,061	48,753

Group´s financial assets and financial liabilities as of June 30, 2021 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2021		Level 1
Assets as per Statements of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 14)	14,073	-	14,073	3,005	17,078
Investments in financial assets:
- Public companies’ securities	-	356	356	-	356
- Mutual funds	11	22	33	-	33
- Bonds	-	8,479	8,479	-	8,479
Cash and cash equivalents:
- Cash at banks and on hand	547	-	547	-	547
- Short- term investments	-	320	320	-	320
Total	14,631	9,177	23,808	3,005	26,813

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 2
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	2,039	-	2,039	3,749	5,788
Derivative financial instruments
- Swaps of interest rate (ii)	-	63	63	-	63
Borrowings (Note 17)	46,906	-	46,906	-	46,906
Total	48,945	63	49,008	3,749	52,757

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17).
(ii)
The maturity date is February 16, 2023 and it is associated with the loan obtained through its subsidiary, Panamerican Mall S.A., with the purpose of paying for the work that is being carried out at the Polo Dot.

The valuation models used by the Group for the measurement at different levels of hierarchy are no different from those used as of June 30, 2021.

IRSA Propiedades Comerciales S.A.

The Group uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model	Parameters	Fair value hierarchy	Range
Foreign-currency contracts	Present value method - Theoretical price	Underlying asset price (Money market curve); Interest curve	Level 2	-
Foreign exchange curve

Swaps of interest rate	Discounted cash flow	Interest rate futures	Level 2	-

As of September 30, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group, except for what is indicated in Note 27.

14.
Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of September 30, 2021 and June 30, 2021:

	09.30.21	06.30.21
Lease and services receivables	1,961	1,781
Post-dated checks	651	620
Averaging of scheduled rent escalation	1,153	1,327
Debtors under legal proceedings	826	601
Property sales receivables	191	204
Consumer financing receivables	16	18
Less: allowance for doubtful accounts	(956)	(917)
Total trade receivables	3,842	3,634
Loans	1,480	1,566
Advance payments	641	691
Others (*)	313	321
Prepayments	356	457
Other tax receivables	339	346
Expenses to be recovered	43	41
Guarantee deposit	-	10
Total other receivables	3,172	3,432
Related parties (Note 24)	4,649	9,095
Total trade and other receivables	11,663	16,161
Non-current	1,255	1,337
Current	10,408	14,824
Total	11,663	16,161

(*) Includes ARS 281 and ARS 282 as of September 30, 2021 and June 30, 2021, respectively, consistent with the assumption of debt with the State Assets Administration Agency (AABE). (Note 17)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	09.30.21	06.30.21
Beginning of the period / year	917	1,015
Additions (i)	146	457
Unused amounts reversed (i)	(34)	(245)
Inflation adjustment	(73)	(310)
End of the period / year	956	917

(i)
As of September 30, 2021 additions and unused amount reversed were charged to “Selling expenses”, in the amount of ARS 112 in the Statement of Income and Other Comprehensive Income (Note 21).

IRSA Propiedades Comerciales S.A.

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2021 and 2020:

	Note	09.30.21	09.30.20
(Loss)/ profit for the period		(1,801)	20,275
Adjustments:
Income tax	19	(1,044)	6,435
Amortization and depreciation	21	81	108
Net loss/ (gain) from fair value adjustment on investment properties	8	5,679	(24,801)
Disposals by concession maturity		-	2
Averaging of schedule rent escalation	20	42	26
Directors’ fees	24	107	395
Financial results, net		(1,415)	(7,225)
Provisions and allowances		125	91
Share of loss/ (profit) of associates and joint ventures	7	102	(904)
Changes in operating assets and liabilities
Decrease in inventories		2	3
Decrease/ (increase) in trade and other receivables		21	(238)
(Decrease)/ increase in trade and other payables		(170)	104
Decrease in payroll and social security liabilities		(89)	(120)
Uses of provisions	18	(20)	(18)
Net cash generated from/ (used in) operating activities before income tax paid		1,620	(5,867)

	09.30.21	09.30.20
Non-cash transactions
Increase in trade and other receivables through a decrease in investment in financial assets	-	6,289
Increase in investment properties through an increase in trade and other payables	122	-
Increase in rights of use assets through an increase in leases liabilities	-	37
Increase in financial assets through an increase in borrowings	-	27
Currency translation adjustment in associates	2	18
Increase in investment in financial assets through a decrease in trade and other receivables	2,911	557
Increase in investment in financial assets through a decrease in investments in associates and joint ventures	-	17
Decrease in finance leases through a decrease in trade and other receivables	1	-

16.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of September 30, 2021 and June 30, 2021:

	09.30.21	06.30.21
Rent and service payments received in advance	1,469	1,486
Admission rights	1,181	1,180
Accrued invoices	412	431
Trade payables	656	725
Tenant deposits	80	95
Payments received in advance	277	298
Total trade payables	4,075	4,215
Tax payable	1,043	691
Others	220	239
Other payments received in advance to be accrued	83	85
Tax payment plans	6	7
Total other payables	1,352	1,022
Related parties (Note 24)	670	551
Total trade and other payables	6,097	5,788
Non-current	1,591	1,443
Current	4,506	4,345
Total	6,097	5,788

IRSA Propiedades Comerciales S.A.

17.
Borrowings

The following table shows the Group's borrowings as of September 30, 2021 and June 30, 2021:

	Book Value at 09.30.21	Book Value at 06.30.21	Fair Value at 09.30.21	Fair Value at 06.30.21
Non-Convertible notes	35,044	37,905	33,911	35,062
Bank loans	2,048	2,344	2,048	2,359
Bank overdrafts	4,733	5,766	4,733	5,766
AABE Debts	281	282	281	282
Finance leases	53	55	53	55
Related parties (Note 24)	452	554	452	554
Total borrowings	42,611	46,906	41,478	44,078
Non-current	36,247	38,454
Current	6,364	8,452
Total	42,611	46,906

18.
Provisions

The following table shows the movements in the Group's provisions at September 30, 2021 and June 30, 2021 categorized by type of provision:

	Labor, legal and other claims	09.30.21	06.30.21
Balances at the beginning of the period/ year	180	180	189
Inflation adjustment	(14)	(14)	(72)
Increases (i)	13	13	78
Recovery (i)	-	-	(5)
Used during the period / year	(6)	(6)	(10)
Balances at the end of the period/ year	173	173	180
Non-current		86	88
Current		87	92
Total		173	180

(i)
Increases and recovery provisions were charged to “Other operating results, net”, in the Statement of Income and Other Comprehensive Income (Note 22).

19.
Current and deferred income tax

The details of the Group’s income tax expense are as follows:

	09.30.21	09.30.20
Current income tax (i)	(1,422)	(2)
Deferred income tax	2,466	(6,433)
Income tax - Profit/ (Loss)	1,044	(6,435)

(i)
 If the merger with IRSA Inversiones y Representaciones S.A. is approved by the Shareholders' Meeting, the income tax liability will be absorbed with the tax loss carryforward that owns the absorbing company. (See Note 27).

Changes in the deferred tax account are as follows:

	09.30.21	06.30.21
Beginning of the period / year	(52,861)	(38,997)
Income tax	2,466	(13,773)
Revaluation surplus	-	(91)
Period / year end	(50,395)	(52,861)

IRSA Propiedades Comerciales S.A.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the profit before income tax for the three-month period ended September 30, 2021 and 2020:

	09.30.21	09.30.20
Loss/ (profit) for the period before income tax at the prevailing tax rate	996	(8,013)
Tax effects of:
Rate change	-	1,926
Share of (loss)/ profit of associates and joint ventures	(36)	271
Result by rate transparency	(157)	91
Special tax revaluation	56	-
Loss forecast	(48)	(53)
Expiration of carry-forwards	(2)	(3)
Non-taxable, non-deductible items	(1)	(3)
Difference between provisions and affidavits	(2)	3
Minimum presumed income tax	-	8
Inflation adjustment	977	(287)
Tax inflation adjustment	(738)	(520)
Others	(1)	145
Income tax - Profit/ (loss)	1,044	(6,435)

20.
Revenues

	09.30.21	09.30.20
Base rent	1,465	969
Contingent rent	1,098	96
Admission rights	197	224
Averaging of scheduled rent escalation	(42)	(26)
Commissions	54	44
Property management fees	36	41
Parking fees	62	4
Others	45	10
Total revenues from rentals and services	2,915	1,362
Sale of trading properties	-	3
Total revenues from sale of properties	-	3
Total revenues from sales, rentals and services	2,915	1,365
Expenses and collective promotion fund	963	619
Total revenues from expenses and collective promotion funds	963	619
Total revenues	3,878	1,984

21.
Expenses by nature

The Group disclosed expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Group.

	Costs (ii)	General and administrative expenses	Selling expenses	09.30.21	09.30.20
Salaries, social security costs and other personnel administrative expenses (i)	508	174	10	692	623
Maintenance, security, cleaning, repairs and other	437	28	-	465	360
Taxes, rates and contributions	153	4	126	283	433
Directors' fees	-	107	-	107	395
Fees and payments for services	39	70	5	114	244
Advertising and other selling expenses	175	-	6	181	35
Amortization and depreciation (Notes 8, 9, 11 and 12)	46	35	-	81	108
Leases and expenses	35	10	1	46	52
Traveling, transportation and stationery	10	8	3	21	3
Bank expenses	1	12	-	13	6
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 14)	-	-	112	112	61
Other expenses	2	1	-	3	-
Total expenses by nature 09.31.21	1,406	449	263	2,118	-
Total expenses by nature 09.31.20	999	707	614	-	2,320

(i)
For the three-month period ended September 30, 2021, includes ARS 681 of Salaries, Bonuses and Social Security and ARS 11 of other concepts. For the three-month period ended September 30, 2020, includes ARS 618 of Salaries, Bonuses and Social Security and ARS 5 of other concepts.
(ii)
For the three-month period ended September 30, 2021, includes ARS 1,385 of Rental and services costs and ARS 21 of Cost of sales and developments. For the three-month period ended September 30, 2020, includes ARS 988 of Rental and services costs, ARS 11 of Cost of sales and developments.

IRSA Propiedades Comerciales S.A.

22.
Other operating results, net

	09.30.21	09.30.20
Interest generated by operating credits	63	60
Management fees	2	2
Others	6	2
Donations	(7)	(19)
Lawsuits (Note 18)	(13)	(30)
Total other operating results, net	51	15

23.
Financial results, net

	09.30.21	09.30.20
- Interest income	87	644
Finance income	87	644
- Interest expense	(1,369)	(1,507)
- Others financial costs	(112)	(213)
Finance costs	(1,481)	(1,720)
Foreign exchange, net	2,137	(139)
- Fair value (loss)/ gain of financial assets at fair value through profit or loss	(135)	2,370
- Gain/ (loss) from derivative financial instruments	3	(274)
- (Loss)/ gain from repurchase of non-convertible notes	(1)	31
Other financial results	2,004	1,988
- Inflation adjustment	515	414
Total financial results, net	1,125	1,326

IRSA Propiedades Comerciales S.A.

24.
Related parties transactions

The following is a summary of the balances with related parties:

Item	09.30.21	06.30.21
Trade and other receivables	4,649	9,095
Investments in financial assets	10,485	7,980
Trade and other payables	(670)	(551)
Borrowings	(452)	(554)
Leases liabilities	(2)	(7)
Total	14,010	15,963

Related parties	09.30.21	06.30.21	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	(118)	(155)	Received advances
	8,192	5,530	Non-convertible notes
	4,188	8,639	Loans granted
	62	55	Corporate services
	12	13	Equity incentive plan
	18	7	Reimbursement of expenses
	3	1	Averaging
	(255)	(276)	Borrowings
	3	11	Leases and/or rights to use space
	(15)	(16)	Equity incentive plan to pay
	-	2	Lease collections
Total direct parent company	12,090	13,811
Cresud S.A.CI.F. y A.	2,282	2,450	Non-convertible notes
	(3)	(3)	Equity incentive plan to pay
	14	8	Leases and/or rights to use space
	(1)	-	Other payables
	(1)	(31)	Reimbursement of expenses to pay
	24	-	Averaging
	(275)	(154)	Corporate services to pay
Total direct parent company of IRSA	2,040	2,270
La Rural S.A.	204	223	Dividends
	(3)	(15)	Leases and/or rights to use space to pay
	75	80	Loans granted
Other associates and joint ventures	(2)	(7)	Leases liabilities
	1	2	Reimbursement of expenses
	6	5	Loans granted
	5	4	Management fee
	-	1	Lease collections
	(2)	(2)	Leases and/or rights to use space to pay
Total associates and joint ventures	284	291
Directors	(199)	(117)	Fees
Total Directors	(199)	(117)
IRSA International LLC	(30)	(32)	Other payables
Helmir S.A.	(33)	(35)	Borrowings
OFC S.R.L.	1	1	Other receivables
	(20)	(22)	Other payables
Others	12	17	Reimbursement of expenses
	14	5	Leases and/or rights to use space
	(2)	-	Leases and/or rights to use space to pay
	-	(3)	Other payables
	7	21	Other receivables
	11	-	Other investments
	(164)	(243)	Borrowings
	(1)	(1)	Legal services to pay
Total others	(205)	(292)
Total at the end of the period / year	14,010	15,963

IRSA Propiedades Comerciales S.A.

The following is a summary of the results with related parties:

Related parties	09.30.21	09.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	13	6	Corporate services
	(14)	1,535	Financial operations
	6	3	Leases and/or rights to use space
Total direct parent company	5	1,544
Cresud S.A.CI.F. y A.	(3)	184	Financial operations
	(78)	3	Leases and/or rights to use space
	(159)	(156)	Corporate services
Total direct parent company of IRSA	(240)	31
Helmir S.A.	1	-	Dividends accrued
Other associates and joint ventures	2	2	Fees
	(1)	-	Leases and/or rights to use space
Total associates and joint ventures	2	2
Directors	(107)	(395)	Fees
Senior Management	(18)	(15)	Fees
Total Directors	(125)	(410)
Banco de Crédito y Securitización	20	21	Leases and/or rights to use space
BHN Vida S.A	4	5	Leases and/or rights to use space
BHN Seguros Generales S.A.	4	5	Leases and/or rights to use space
IRSA Internacional LLC	-	23	Financial operations
Estudio Zang, Bergel & Viñes	(5)	(8)	Fees
Others	(8)	-	Leases and/or rights to use space
	14	2	Financial operations
Total others	29	48
Total at the end of the period	(329)	1,215

The following is a summary of the transactions with related parties:

Related parties	09.30.21	09.30.20	Description of transaction
Quality Invest S.A.	27	14	Irrevocable contributions granted
Total irrevocable contributions	27	14

25.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit D - Other investments	Note 13 - Financial instruments by category
Exhibit E - Provisions	Note 14 - Trade and other receivables
Note 18 - Provisions
Exhibit F - Cost of sales and services provided	Note 21 - Expenses by nature
Note 10 - Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 26 - Foreign currency assets and liabilities

IRSA Propiedades Comerciales S.A.

26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	09.30.21	06.30.21
Assets
Trade and other receivables
US Dollar	25.01	98.54	2,464	2,499
Euros	0.08	113.88	9	11
Trade and other receivables with related parties
US Dollar	0.09	98.74	9	38
Total trade and other receivables			2,482	2,548
Investments in financial assets
US Dollar	7.71	98.54	760	727
Investment in financial assets with related parties
US Dollar	97.23	98.74	9,600	7,052
Total investments in financial assets			10,360	7,779
Cash and cash equivalents
US Dollar	6.41	98.54	632	513
Total cash and cash equivalents			632	513
Total Assets			13,474	10,840
Liabilities
Trade and other payables
US Dollar	5.99	98.74	591	829
Euros	0.01	114.36	1	20
Trade and other payables with related parties
US Dollar	0.34	98.74	34	32
Total trade and other payables			626	881
Borrowings
US Dollar	371.34	98.74	36,666	40,082
Borrowings with related parties
US Dollar	5.11	98.74	505	367
Total borrowings			37,171	40,449
Derivative financial instruments
US Dollar	0.46	98.74	45	63
Total derivative financial instruments			45	63
Leases liabilities
US Dollar	8.35	98.74	824	855
Leases liabilities with related parties
US Dollar	0.02	98.74	2	7
Total leases liabilities			826	862
Total Liabilities			38,668	42,255

(1) Considering foreign currencies those that differ from each one of the Group’s companies at each period/year-end.
(2) Expressed in millions of foreign currency.
(3) Exchange rate of the Argentine Peso as of September 30, 2021 according to Banco Nación Argentina.

27.
Relevant events of the period

Partial cancellation of the IRSA and IRSA Propiedades Comerciales credit line

On August 26, 2021, the credit line between IRSA and IRSA Propiedades Comerciales was partially canceled for a total of ARS 2,474 million. It was non-cash transaction with IRC 13 securities.

On September 13, 2021, the credit line between IRSA and IRSA Propiedades Comerciales was partially canceled for a total of ARS 1,910 million. It was non-cash transaction with IRC 13 securities, mutual funds and a part in cash.

IRSA and IRSA Propiedades Comerciales Merger Proposal

On September 30, 2021, IRSA & IRSA Propiedades Comerciales Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 and sbq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

IRSA Propiedades Comerciales S.A.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA PC public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

The merger is subject to the approval of the shareholders' meeting of both companies whose call will be made once they have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject since both companies list their shares in markets that operate in said jurisdiction.

Once the merger by absorption between IRSA as the absorbing company and IRSA CP as the absorbed company has been approved, the effective date will be July 1, 2021, date from which the transfer to the absorbing company of all the assets of the absorbed company will take effect, thereby incorporating all its rights and obligations, assets, and liabilities into the equity of the absorbing company, all subject to the required corporate approvals.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC.

The exchange of IRSA PC shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,290,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year and as of the date of issuance of these financial statements, 100% of the shopping malls are operational.

IRSA Propiedades Comerciales S.A.

At the local environment, the following circumstances were observed:

●
In August 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 12.8% compared to the same month of 2020, and 1.1% compared to the previous month.
●
The annual retail inflation reached 52.47% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in September 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 48.2% i.a. for December 2021 and 46.0% for December 2022. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 7.6%.
●
In the period from September 2020 to September 2021, the Argentine peso depreciated 29.6% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2021, there is an exchange gap of approximately 78.9% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

COVID-19 Pandemic

As described above, the COVID-19 pandemic has adversely impacted both the global economy and the Argentine economy and the Group's business, mainly in the Shopping Malls and Entertainment segments. Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Group's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. In relation to the Entertainment segment, on July 12, 2021, the protocols for holding events, congresses and exhibitions were activated.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

28.
Subsequent events

General Ordinary Shareholders’ Meeting

The General Ordinary Shareholders’ Meeting of IRSA Propiedades Comerciales, held on October 21, 2021, approved among others:


The assignment of the positive retained earnings in the amount of ARS 1,527 million to (i) the partial absorption of the loss result for the year; (ii) to fully dispose of the special reserve in the amount of ARS 9,816 million to be used for the partial absorption of the loss for the year and (iii) to allocate the residual of the loss for the year in the amount of ARS 10,593 million to the retained earnings account.

The amounts are expressed in the closing currency as of June 30, 2021 as approved by the General Ordinary Shareholders' Meeting.

Catalinas floors sale

On November 2, 2021, was made the sold of three medium-height floors of the tower “261 Della Paolera” located in the Catalinas district of the Autonomous City of Buenos Aires for a total area of approximately 3,582 square meters and 36 parking spaces located in the building.

The transaction price was approximately ARS 3,197 million, which as of the date of issuance of these financial statements were paid in full.

The financial result of this operation will be recognized in the Company's Financial Statements for the second quarter of fiscal year 2022.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Carlos Della Paolera 261– 8º floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52767733-1

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A. and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position as of September 30, 2021, and the unaudited condensed interim consolidated statements of comprehensive income for the three-month period ended September 30, 2021, changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Propiedades Comerciales S.A. that:

a) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A. are in the process of being transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission.

b) the unaudited condensed interim consolidated financial statements of IRSA Propiedades Comerciales S.A., arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2021.

c) we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

 d) at September 30, 2021 the debt of IRSA Propiedades Comerciales S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 51,695,309, which is not due at that date.

 Autonomous City of Buenos Aires, November 4, 2021.

PRICE WATERHOUSE & Co. S.R.L. (Socio) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Carlos Brondo Contador Público (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Socio) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Contador Público (U.B.A.) C.P.C.E. C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Financial Statements for the three-month period ended September 30, 2021, presented comparatively

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
 as of September 30, 2021 and June 30, 2021
 (All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	06.30.21
ASSETS
Non-current assets
Investment properties	7	107,509	111,499
Property, plant and equipment	8	1,268	1,278
Trading properties	9	123	123
Intangible assets	10	1,264	1,278
Rights of use assets	11	703	803
Investments in subsidiaries, associates and joint ventures	6	39,712	40,575
Income tax credits		5	5
Trade and other receivables	13	1,164	633
Total non-current assets		151,748	156,194
Current Assets
Trading properties	9	5	5
Inventories		35	37
Income tax credits		26	28
Trade and other receivables	13	8,296	13,236
Investments in financial assets	12	10,358	7,814
Cash and cash equivalents	12	74	59
Total current assets		18,794	21,179
TOTAL ASSETS		170,542	177,373
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent (according to corresponding statement)		77,598	79,305
TOTAL SHAREHOLDERS’ EQUITY		77,598	79,305
LIABILITIES
Non-current liabilities
Trade and other payables	15	1,228	1,081
Borrowings	16	35,439	37,511
Income tax liabilities		1,327	-
Deferred income tax liabilities	18	39,859	42,008
Other liabilities	6	32	50
Provisions	17	74	76
Total non-current liabilities		77,959	80,726
Current liabilities
Trade and other payables	15	3,739	3,773
Income tax liabilities		939	1,027
Payroll and social security liabilities		190	262
Borrowings	16	10,044	12,197
Leases liabilities		4	9
Provisions	17	69	74
Total current liabilities		14,985	17,342
TOTAL LIABILITIES		92,944	98,068
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		170,542	177,373

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
     for the three-month periods ended September 30, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	09.30.20
Income from sales, rentals and services	19	2,286	915
Income from expenses and collective promotion fund	19	796	508
Operating costs	20	(1,150)	(868)
Gross profit		1,932	555
Net (loss)/ gain from fair value adjustments of investment properties	7	(4,247)	14,927
General and administrative expenses	20	(390)	(664)
Selling expenses	20	(235)	(595)
Other operating results, net	21	69	41
(Loss)/ profit from operations		(2,871)	14,264
Share of (loss)/ profit of associates and joint ventures	6	(1,031)	7,150
(Loss)/ profit from operations before financing and taxation		(3,902)	21,414
Finance income	22	71	642
Finance cost	22	(1,434)	(1,664)
Other financial results	22	2,223	1,889
Inflation adjustment	22	553	440
Financial results, net		1,413	1,307
(Loss)/ profit before income tax		(2,489)	22,721
Income tax expense	18	780	(3,893)
(Loss)/ profit for the period		(1,709)	18,828

Other comprehensive income/ (loss) for the period: (i)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of associates	6	2	(18)
Other comprehensive income/ (loss) for the period		2	(18)
Total comprehensive (loss)/ income for the period		(1,707)	18,810
(Loss)/ Income per share for the period: (ii)
Basic		(3.16)	34.80
Diluted		(3.16)	34.80

(i)
The components of other comprehensive income have no impact on income tax.
(ii)
(Loss)/ Profit per share have been calculated using 541,230,019 shares as of September 30, 2021 and September 30, 2020. Instead 126,014,050 shares were used for this calculation, the basic and diluted result per share would be ARS 149.41 corresponding to September 30, 2020.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Legal Reserve	Other reserves	Accumulated deficit	Total shareholder’s equity
Balance as of June 30, 2021	54,123	34,716	1,622	11,148	(22,304)	79,305
Loss for the period	-	-	-	-	(1,709)	(1,709)
Other comprehensive income for the period	-	-	-	2	-	2
Balance as of September 30, 2021	54,123	34,716	1,622	11,150	(24,013)	77,598

	Revaluation surplus (1)	Special reserve	Changes in non-controlling interest	Currency translation adjustment	Total shareholder’s equity
Balance as of June 30, 2021	618	10,727	(136)	(61)	11,148
Other comprehensive income for the period	-	-	-	2	2
Balance as of September 30, 2021	618	10,727	(136)	(59)	11,150

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve CNV 609/12 (2)	Other reserves	Retained earnings	Total shareholder’s equity
Balance as of June 30, 2020	126	5,646	15,857	220	15,043	52,446	28,050	117,388
Profit for the period	-	-	-	-	-	-	18,828	18,828
Other comprehensive loss for the period	-	-	-	-	-	(18)	-	(18)
Balance as of September 30, 2020	126	5,646	15,857	220	15,043	52,428	46,878	136,198

	Reserve for future dividends	Revaluation surplus (1)	Special reserve	Changes in non-controlling interest	Currency translation adjustment	Total shareholder’s equity
Balance as of June 30, 2020	51,922	448	247	(136)	(35)	52,446
Other comprehensive loss for the period	-	-	-	-	(18)	(18)
Balance as of September 30, 2020	51,922	448	247	(136)	(53)	52,428

(1)
See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2021.
(2)
Corresponds to General Resolution 609/12 of National Securities Commission (“CNV”). Furthermore includes the effect for the standard change in investment properties as of June 1, 2011.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2021 and 2020
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.21	09.30.20
Operating activities:
Cash generated from operations	14	1,128	(5,616)
Net cash generated from/ (used in) operating activities		1,128	(5,616)

Investing activities:
Acquisition of investment properties		(346)	(1,067)
Acquisition of property, plant and equipment		(21)	(8)
Acquisition of intangible assets		(3)	(6)
Acquisitions of financial assets		(424)	(4,920)
Decrease of financial assets		451	5,997
Loans payment received from related parties		1,971	290
Loans granted to related parties		-	(232)
Advance payments		(2)	(17)
Proceeds from sales of property, plant and equipment		-	2
Proceeds from sales of investment properties		85	14,639
Irrevocable contributions in subsidiaries, associates and joint ventures		(184)	(14)
Collection of financial assets interests		169	217
Acquisition of interest in subsidiaries, associates and joint ventures		-	(81)
Net cash generated from investing activities		1,696	14,800
Financing activities:
Payments of financial leasing		(3)	-
Borrowings obtained		-	1,468
Payment of borrowings		-	(1,686)
Payment of borrowings with related parties		(3)	-
Payment of non-convertible notes		-	(16,266)
Sale of non-convertible notes in portfolio		-	768
Repurchase of non-convertible notes		-	(101)
Proceeds from derivative financial instruments		-	14
Payment of derivative financial instruments		-	(302)
Interests paid		(1,928)	(2,412)
Short term loans, net		(565)	6,280
Net cash used in financing activities		(2,499)	(12,237)
Net increase/ (decrease) in cash and cash equivalents		325	(3,053)
Cash and cash equivalents at beginning of period	12	59	3,112
Foreign exchange (loss)/ gain on cash and fair value result for cash equivalents		(1)	5
Inflation adjustment		(309)	(2)
Cash and cash equivalents at end of period	12	74	62

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Propiedades Comerciales S.A.

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions of Argentine Pesos, except profit per share and otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited Condensed Interim Separate Financial Statements (hereinafter, Financial Statements), the Company operates 335,641 square meters (sqm) in 14 shopping malls, 113,451 sqm in 7 premium offices and an extensive land reserve for future commercial developments; operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Company also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

These Financial Statements have been approved by the Board of Directors to be issued on November 4, 2021.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” and therefore must be read together with the Group's Annual Consolidated Financial Statements as of June 30, 2021 prepared in accordance with IFRS. Likewise, these Financial Statements include additional information required by Law No. 19,550 and / or CNV regulations. This information is included in the notes to these Financial Statements, as allowed by IFRS.

These Financial Statements for the interim periods of three month ended September 30, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Company's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the Financial Statements.

IRSA Propiedades Comerciales S.A.

In order to conclude on whether an economy is categorized as a hyperinflationary, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approaches to or exceeds 100%. Accumulated inflation in Argentina in three years has been over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a hyperinflationary economy starting July 1, 2018.

In relation to the inflation index to be used according to FACPCE Resolution No. 539/18, the inflation index is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of this index during the period ended September 30, 2021, according to official statistics by Argentine Institute of Statistics and Census (INDEC) and following the guidelines described in Resolution 539/18:

Price variation:	09.30.21 (three months)
9%

As a consequence of the aforementioned, these Financial Statements as of September 30, 2021 were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies adopted for these Financial Statements are consistent with those used in the preparation of information under IFRS as described in Note 2 to the Annual Consolidated Financial Statements as of June 30, 2021.

2.3.
Comparability of information

The amounts as of June 30, 2021 and September 30, 2020, which are disclosed for comparative purposes, arise from the Financial Statements at said dates restated in accordance with IAS 29. Certain figures have been reclassified for comparison purposes in these Financial Statements.

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Financial Statements. In the preparation of the Financial Statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of Separate Annual Financial Statements as of and for the fiscal year ended June 30, 2021, except as indicated in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

See relevant acquisitions and disposals descripted in the Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Separate Annual Financial Statements as of June 30, 2021. There have been no changes in risk management or risk management policies applied by the company's since year-end.

IRSA Propiedades Comerciales S.A.

Since June 30, 2021 as of the date of this Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the company’s assets or liabilities of the company except for that the indicated in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the company’s financial instruments.

6.
Investment in subsidiaries, associates and joint ventures

The table below lists information about the Company's investment in subsidiaries, associates and joint ventures:

	% of ownership interest held		Value of Company’s interest in equity		Company’s interest in comprehensive (loss)/ income
Name of the entity	09.30.21	06.30.21	09.30.21	06.30.21	09.30.21	09.30.20
Subsidiaries
Panamerican Mall S.A.	80.00%	80.00%	23,119	23,505	(387)	5,906
Torodur S.A.	100.00%	100.00%	7,974	8,207	(389)	111
Arcos del Gourmet S.A.	90.00%	90.00%	2,108	2,203	(95)	(11)
Shopping Neuquén S.A.	99.95%	99.95%	949	931	18	93
Centro de Entretenimientos La Plata S.A. (5)(4)(3)	95.40%	95.40%	635	649	(14)	203
We Are Appa S.A.	93.63%	93.63%	405	491	(86)	(9)
Entertainment Holdings S.A.	70.00%	70.00%	(30)	(39)	9	(53)
Emprendimiento Recoleta S.A. (1)	53.68%	53.68%	68	73	(4)	(2)
Entretenimiento Universal S.A. (2)	3.75%	3.75%	(2)	(2)	-	-
Fibesa S.A. (2)	97.00%	97.00%	4	(9)	13	31
Associates
TGLT S.A. (6)(7)	27.82%	27.82%	1,001	1,024	(23)	(77)
Joint ventures
Quality Invest S.A.	50.00%	50.00%	3,154	3,198	(72)	948
Nuevo Puerto Santa Fe S.A. (5)	50.00%	50.00%	295	294	1	(8)
			39,680	40,525	(1,029)	7,132

				Last financial information
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	Share capital (nominal value)	(Loss) / income for the period	Equity
Subsidiaries
Panamerican Mall S.A.	Argentina	Real estate	397,661,435	497	(484)	28,898
Torodur S.A.	Uruguay	Investment	2,514,547,001	1,884	(382)	7,970
Arcos del Gourmet S.A.	Argentina	Real estate	72,973,903	81	(49)	2,341
Shopping Neuquén S.A.	Argentina	Real estate	53,511,353	54	18	949
Centro de Entretenimiento La Plata S.A. (5)(4)(3)	Argentina	Real estate	36,824	95	1	142
Entertainment Holdings S.A.	Argentina	Investment	32,503,379	46	19	182
Emprendimiento Recoleta S.A. (1)	Argentina	Real estate	13,449,990	25	(8)	127
Entretenimiento Universal S.A.	Argentina	Event organization and others	825	-	3	(52)
Fibesa S.A.	Argentina	Real estate	(i)	2	22	186
We Are Appa S.A.	Argentina	Developer	484,727,737	518	(92)	311
Associates
TGLT S.A. (6)	Argentina	Real estate	257,320,997	925	(82)	4,635
Joint ventures
Quality Invest S.A.	Argentina	Real estate	225,146,912	406	(144)	6,206
Nuevo Puerto Santa Fe S.A. (5)	Argentina	Real estate	138,750	28	2	555

(1) Concession ended on November 18, 2018. As of September 30, 2021, is in liquidation.
(2) Included in other payables.
(3) Corresponds to profit for the three-month periods ended September 30, 2021 and 2020, respectively.
(4) Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(5) Nominal value per share ARS 100.
(6) See note 4 to the Annual Consolidated Financial Statements as of June 30, 2021.
(7) Includes ARS 2 of other comprehensive income. For the purposes of the valuation of the investment in the Company, the financial information prepared by TGLT S.A. has been considered.
(i) Corresponds to 2,323,126 shares. Nominal value per share ARS 1 with 5 votes rights.

IRSA Propiedades Comerciales S.A.

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	09.30.21	06.30.21
Beginning of the period/ year	40,525	46,136
Irrevocable contributions (Note 23)	184	450
Share of loss net	(1,029)	(5,431)
Sale of interest of subsidiaries (ii)	-	(1)
Acquisition of interest in associates (iii)	-	81
Other comprehensive income / (loss)	2	(26)
Impairment of associates and joint ventures (iv)	(2)	(684)
End of the period/ year (i)	39,680	40,525

(i)
It includes (ARS 32) as of September 30, 2021 corresponding to the participation in Entertainment Holdings S.A. and Entertainment Universal S.A., and (ARS 50) as of June 30, 2021 corresponding to the participation in Fibesa S.A., Entertainment Universal S.A. and Entertainment Holdings S.A., disclosed in Other liabilities respectively.
(ii)
Corresponds to the sale of We Are Appa S.A.. See note 4 to the Annual Consolidated Financial Statements as of June 30, 2021.
(iii)
Corresponds to the acquisition of 22% common shares of We are Appa S.A. See note 4 to the Annual Consolidated Financial Statements as of June 30, 2021.
(iv)
Corresponds to the investment in TGLT S.A. See note 8 to the Annual Consolidated Financial Statements as of June 30, 2021.

7.
Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	09.30.21	06.30.21
Fair value at beginning of the period / year	45,251	47,537	15,108	3,603	111,499	144,239
Additions	78	-	3	261	342	914
Disposals (ii)	-	-	(85)	-	(85)	(19,750)
Transfers	-	-	-	-	-	(531)
Capitalized lease costs	3	1	-	-	4	22
Amortization of capitalized lease costs (i)	(2)	(2)	-	-	(4)	(8)
Net loss from fair value adjustment on investment properties	(2,920)	(940)	(361)	(26)	(4,247)	(13,387)
Fair value at end of the period / year	42,410	46,596	14,665	3,838	107,509	111,499

(i)
On September 30, 2021, the depreciation charges were included in “Costs” in the amount of ARS 4, in the Statement of Income and Other Comprehensive Income (Note 20).
(ii)
As of September 30, 2021, correspond to the sale of Casona Hudson. (See Note 4 to the condensed interim consolidated financial statements). As of June 30, 2021, disposals are due to the sale of the buildings “Bouchard 710” and “Boston Tower” included in Offices and other rental properties. (See Note 4 to the consolidated financial statements as of June 30, 2021).

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	09.30.21	09.30.20
Rentals and services income (Note 19)	2,286	912
Expenses and collective promotion fund (Note 19)	796	508
Rental and services costs (Note 20)	(1,133)	(847)
Net unrealized (loss) / gain from fair value adjustment on investment properties	(4,179)	14,642
Net realized gain from fair value adjustment on investment properties (i) (ii)	18	8,163

(i)
As of September 30, 2021, includes ARS 18 from the sale of Casona Hudson. As of September 30, 2020, includes ARS 2,732 for the sale of Torre Boston and ARS 5,431 for the sale of Bouchard 710.
(ii)
As of September 30, 2021, (ARS 68) corresponds to the result for changes in the fair value realized to the year and ARS 86 for the result due to changes in fair value made in previous years for the sale of Casona Hudson. As of September 30, 2020, ARS 285 corresponds to the result for changes in the fair value realized for the year (ARS 797 for the sale of Torre Boston and (ARS 512) for the sale of Bouchard 710) and ARS 7,878 for the result for changes in the fair value realized in previous years (ARS 1,935 for the sale of Torre Boston and ARS 5,943 for the sale of Bouchard 710).

Valuation techniques are described in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2021. There were no changes to the valuation techniques.

IRSA Propiedades Comerciales S.A.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	09.30.21	06.30.21
Costs	1,526	346	2,163	32	1	4,068	3,125
Accumulated depreciation	(467)	(275)	(2,016)	(32)	-	(2,790)	(2,667)
Net book amount at beginning of the period / year	1,059	71	147	-	1	1,278	458
Additions	8	1	12	-	-	21	158
Disposals	-	-	-	-	-	-	(7)
Transfers	-	-	-	-	-	-	792
Depreciation charges (i)	(12)	(3)	(16)	-	-	(31)	(123)
Net book amount at end of the period / year	1,055	69	143	-	1	1,268	1,278
Costs	1,534	347	2,175	32	1	4,089	4,068
Accumulated depreciation	(479)	(278)	(2,032)	(32)	-	(2,821)	(2,790)
Net book amount at end of the period / year	1,055	69	143	-	1	1,268	1,278

(i)
 On September 30, 2021, the depreciation charges were included in “Costs” in the amount of ARS 17 and in “General and administrative expenses” in the amount of ARS 14 in the Statement of Income and Other Comprehensive Income (Note 20).

9.
Trading properties

Changes in the Company’s, trading properties for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Completed properties	Undeveloped sites	09.30.21	06.30.21
Net book amount the beginning of the period / year	12	116	128	179
Additions	-	-	-	8
Disposals (i)	-	-	-	(59)
Net book amount the end of the period / year	12	116	128	128
Non-current			123	123
Current			5	5
Total			128	128

(i)
As of June 30, 2021, the cost of selling properties is included in “Costs” in the statement of comprehensive income (Note 20)

10.
Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2021 and for the year ended June 30, 2021 were as follows:

	Software	Right to receive units (ii)	Others	09.30.21	06.30.21
Costs	668	1,144	104	1,916	1,898
Accumulated amortization	(534)	-	(104)	(638)	(549)
Net book amount at beginning of the period / year	134	1,144	-	1,278	1,349
Additions	3	-	-	3	18
Amortization charges (i)	(17)	-	-	(17)	(89)
Net book amount at end of the period / year	120	1,144	-	1,264	1,278
Costs	671	1,144	104	1,919	1,916
Accumulated amortization	(551)	-	(104)	(655)	(638)
Net book amount at end of the period / year	120	1,144	-	1,264	1,278

(i) On September 30, 2021, the amortization charges were included in “General and administrative expenses” in the amount of ARS 17 in the Statement of Income and Other Comprehensive Income (Note 20).
(ii) Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

IRSA Propiedades Comerciales S.A.

11.
Rights of use assets
	09.30.21	06.30.21
Shopping malls (Note 23)	696	792
Machinery and equipment	4	5
Others	3	6
Total rights of use	703	803
Non-current	703	803
Total	703	803

The charges to income related to rights of use assets were the following:

	09.30.21	09.30.20
Shopping malls	99	99
Machinery and equipment	1	4
Others	3	16
Total amortization and depreciation of rights of use (i)	103	119

(i)
On September 30, 2021, the depreciation charges were included in “Costs” in the amount of ARS 99 and in “General and administrative expenses” in the amount of ARS 4 in the Statement of Income and Other Comprehensive Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the statements of financial position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Separate Annual Financial Statements as of June 30, 2021.

Financial assets and financial liabilities as of September 30, 2021, are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
September 30, 2021		Level 1
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	8,367	-	8,367	1,921	10,288
Investments in financial assets:
- Investment in equity public companies´ securities	-	156	156	-	156
- Bonds	-	10,182	10,182	-	10,182
- Mutual funds	-	20	20	-	20
Cash and cash equivalents:
- Cash at banks and on hand	62	-	62	-	62
- Short- term investments	-	12	12	-	12
Total	8,429	10,370	18,799	1,921	20,720

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,574	3,393	4,967
Borrowings (Note 16)	45,483	-	45,483
Total	47,057	3,393	50,450

IRSA Propiedades Comerciales S.A.

Company´s financial assets and financial liabilities as of June 30, 2021 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2021		Level 1
Assets as per Statement of Financial Position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	12,470	-	12,470	2,187	14,657
Investments in financial assets:
- Investment in equity public companies´ securities	-	136	136	-	136
- Bonds	-	7,656	7,656	-	7,656
- Mutual funds	-	22	22	-	22
Cash and cash equivalents:
- Cash at banks and on hand	27	-	27	-	27
- Short- term investments	-	32	32	-	32
Total	12,497	7,846	20,343	2,187	22,530

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables (Note 15)	1,723	3,131	4,854
Borrowings (Note 16)	49,708	-	49,708
Total	51,431	3,131	54,562

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (See Note 16).

Liabilities carried at amortized cost also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IFRS 16 “Leases”. Finance leases are excluded from the scope of IFRS 7 “financial instruments: disclosures”.

13.
Trade and other receivables

The following table shows the amounts of Company’s trade and other receivables as of September 30, 2021 and June 30, 2021:

	09.30.21	06.30.21
Lease and services receivables	1,591	1,471
Averaging of scheduled rent escalation	760	850
Post-dated checks	512	515
Debtors under legal proceedings	705	492
Consumer financing receivables	16	18
Property sales receivables	191	204
Less: allowance for doubtful accounts	(828)	(788)
Total trade receivables	2,947	2,762
Advance payments	597	650
Prepayments	317	409
Other tax receivables	247	254
Loans	108	113
Expenses to be recovered	35	33
Others	12	13
Total other receivables	1,316	1,472
Related parties (Note 23)	5,197	9,635
Total current trade and other receivables	9,460	13,869
Non-current	1,164	633
Current	8,296	13,236
Total	9,460	13,869

Movements on the Company’s allowance for doubtful accounts and other receivables are as follows:

	09.30.21	06.30.21
Beginning of the period / year	(788)	(860)
Additions (Note 20)	(133)	(391)
Unused amounts reversed (Note 20)	32	203
Inflation adjustment	61	260
End of the period / year	(828)	(788)

IRSA Propiedades Comerciales S.A.

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2021, and 2020:

	Note	09.30.21	09.30.20
Net (loss)/ gain for the period		(1,709)	18,828
Adjustments:
Income tax	18	(780)	3,893
Amortization and depreciation	20	155	180
Net loss/ (gain) from fair value adjustments of investment properties	7	4,247	(14,927)
Directors’ fees provision		100	390
Averaging of schedule rent escalation	19	(5)	54
Financial results, net		(1,247)	(7,153)
Provisions and allowances	13 and 17	113	84
Share of loss/ (profit) of associates and joint ventures	6	1,031	(7,150)
Changes in operating assets and liabilities:
Decrease in inventories		2	2
(Increase)/ Decrease in trade and other receivables		(329)	58
(Decrease)/ Increase in trade and other payables		(359)	245
Decrease in payroll and social security liabilities		(72)	(105)
Uses of provisions	17	(19)	(15)
Net cash generated from/ (used in) operating activities before income tax paid		1,128	(5,616)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended September 30, 2021, and 2020:

Non-cash transactions	09.30.21	09.30.20
Currency translation adjustment in associates	2	18
Increase in investment in financial assets through a decrease in trade and other receivables	2,911	556
Decrease in trade and other receivables trough a decrease in leases liabilities	1	-
Decrease in Investments in subsidiaries, associates and joint ventures trough decrease in other liabilities	18	-
Increase in financial assets through an increase in borrowings	-	27
Decrease in financial assets through a decrease in trade and other payables	-	26
Increase in rights of use assets through a decrease in leases liabilities	-	37
Increase in trade and other receivables through a decrease in investment in financial assets	-	6,290

15.
Trade and other payables

The following table shows the amounts of Company’s trade and other payables as of September 30, 2021 and June 30, 2021:

	09.30.21	06.30.21
Admission rights	1,059	1,067
Rent and service payments received in advance	1,048	1,081
Trade payables	496	594
Accrued invoices	276	296
Tenant deposits	60	65
Payments received in advance	236	280
Total trade payables	3,175	3,383
Tax payables	979	646
Other income to be accrued	55	57
Other payables	12	13
Total other payables	1,046	716
Related parties (Note 23)	746	755
Total trade and other payables	4,967	4,854
Non-current	1,228	1,081
Current	3,739	3,773
Total	4,967	4,854

IRSA Propiedades Comerciales S.A.

16.
Borrowings

The following table shows the Company’s borrowings as of September 30, 2021 and June 30, 2021:

	Book Value at 09.30.21	Book Value at 06.30.21	Fair Value at 09.30.21	Fair Value at 06.30.21
Non-Convertible notes	35,044	37,905	33,911	35,063
Bank loans	455	375	455	375
Related parties (Note 23)	5,558	5,939	5,544	5,903
Bank overdrafts	4,426	5,489	4,426	5,489
Total borrowings	45,483	49,708	44,336	46,830
Non-current	35,439	37,511
Current	10,044	12,197
Total	45,483	49,708

17.
Provisions

The following table shows the movements in the Company’s provisions as of September 30, 2021 and June 30, 2021:

	09.30.21	06.30.21
Balances at the beginning of the period / year	150	151
Increases (Note 21)	12	71
Recovery (Note 21)	-	(4)
Used during the period / year	(6)	(5)
Inflation adjustment	(13)	(63)
Balances at the end of the period / year	143	150
Non-current	74	76
Current	69	74
Total	143	150

18.
Current and deferred income tax

The detail of the income tax expense of the Company are as follows:

	09.30.21	09.30.20
Current income tax	(1,369)	-
Deferred income tax	2,149	(3,893)
Income tax	780	(3,893)

Changes in the deferred tax account are as follows:
	09.30.21	06.30.21
Beginning of the period / year	(42,008)	(31,644)
Income tax	2,149	(10,273)
Revaluation surplus	-	(91)
End of the period / year	(39,859)	(42,008)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the profit before income tax for the three-month periods ended September 30, 2021, and 2020:

	09.30.21	09.30.20
Profit/ (Loss) for period before income tax at the prevailing tax rate	871	(6,816)
Tax effects of:
Result by rate transparency	(24)	15
Rate change	-	1,360
Share of (loss)/ profit of subsidiaries, associates and joint ventures	(361)	2,145
Tax loss carryforward update/ Fixed assets sold	(6)	-
Tax inflation adjustment	(840)	(799)
Inflation adjustment	1,141	55
Non-taxable profit, non-deductible expenses and others	(1)	147
Income tax	780	(3,893)

IRSA Propiedades Comerciales S.A.

19.
Revenue

	09.30.21	09.30.20
Base rent	1,108	629
Contingent rent	897	88
Admission rights	170	205
Averaging of scheduled rent escalation	5	(54)
Property management fees	30	34
Others	35	7
Parking fees	41	3
Rentals and services income	2,286	912
Sale of trading properties	-	3
Gain from disposal of trading properties	-	3
Total revenues from sales, rentals and services	2,286	915
Expenses and collective promotion fund	796	508
Total revenues from expenses and collective promotion funds	796	508
Total revenues	3,082	1,423

20.
Expenses by nature

	Costs (2)	General and administrative expenses	Selling expenses	09.30.21	09.30.20
Salaries, social security costs and other personnel administrative expenses (1)	375	171	10	556	509
Maintenance, security, cleaning, repairs and other	335	21	2	358	282
Taxes, rates and contributions	125	1	110	236	399
Directors' fees	-	100	-	100	390
Amortization and depreciation	120	35	-	155	180
Fees and payments for services	6	37	5	48	229
Advertising and other selling expenses	144	-	5	149	30
Leases and expenses	34	10	1	45	44
Traveling, transportation and stationery	8	8	1	17	5
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	101	101	55
Other expenses	3	7	-	10	4
Total expenses by nature 09.30.21	1,150	390	235	1,775	-
Total expenses by nature 09.30.20	868	664	595	-	2,127

(1)
For the three-month period ended September 30, 2021, includes ARS 543 of Salaries, Bonuses and Social Security and ARS 13 of other concepts. For the three-month period ended September 30, 2020, includes ARS 404 of Salaries, Bonuses and Social Security and ARS 105 of other concepts.
(2)
For the three-month period ended September 30, 2021, includes ARS 1,133 of Rental and services costs and ARS 17 of Cost of sales and developments. For the three-month period ended September 30, 2020, includes ARS 847 of Rental and services costs and ARS 21 of Cost of sales and developments.

21.
Other operating results, net

	09.30.21	09.30.20
Management fees	33	23
Others	(1)	4
Interest generated by operating credits	56	52
Donations	(7)	(9)
Lawsuits (Note 17)	(12)	(29)
Total other operating results, net	69	41

22.
Financial results, net

	09.30.21	09.30.20
- Interest income	71	642
Finance income	71	642
- Interest expense	(1,333)	(1,462)
- Other finance costs	(101)	(202)
Finance costs	(1,434)	(1,664)
- Foreign exchange, net	2,347	(78)
- Fair value (loss)/ gain of financial assets and liabilities at Fair value through profit or loss	(124)	2,231
- Loss from derivative financial instruments	-	(257)
- Loss for repurchase of non-convertible notes	-	(7)
Other financial results	2,223	1,889
- Inflation adjustment	553	440
Total financial results, net	1,413	1,307

IRSA Propiedades Comerciales S.A.

23.
Related parties transactions

The following is a summary of the balances with related parties:

Items	09.30.21	06.30.21
Trade and other receivables	5,197	9,635
Rights of use assets	696	792
Investments in financial assets	9,688	7,145
Trade and other payables	(746)	(755)
Borrowings	(5,558)	(5,939)
Leases liabilities	(2)	(6)
Total	9,275	10,872

Related parties	09.30.21	06.30.21	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	7,460	4,753	Non-convertible notes
	4,126	8,578	Loans granted
	62	56	Corporate services
	12	13	Equity incentive plan
	18	7	Reimbursement of expenses
	3	11	Leases and/or rights to use space
	3	1	Averaging
	-	2	Lease collections
	(255)	(277)	Non-convertible notes
	(118)	(163)	Advance received
Total direct parent company	11,311	12,981
Cresud S.A.CI.F. y A.	2,228	2,392	Non-convertible notes
	(3)	(3)	Equity incentive plan to pay
	24	-	Averaging
	14	-	Reimbursement of expenses
	-	(31)	Reimbursement of expenses to pay
	(275)	(154)	Corporate services to pay
Total direct parent company of IRSA	1,988	2,204
Panamerican Mall S.A.	45	49	Reimbursement of expenses
	8	-	Management fee
	211	223	Other receivables
	-	(2)	Leases and/or rights to use space to pay
	(22)	(23)	Lease collections to pay
Arcos del Gourmet S.A.	18	5	Reimbursement of expenses
	4	-	Management fee
	(9)	(10)	Lease collections to pay
	-	(2)	Leases and/or rights to use space to pay
Fibesa S.A.	(24)	(28)	Borrowings
	2	1	Leases and/or rights to use space
	1	3	Reimbursement of expenses
Shopping Neuquén S.A.	696	792	Rights of use assets
	169	176	Loans granted
	29	31	Reimbursement of expenses
Torodur S.A.	(5,102)	(5,372)	Borrowings
	(144)	(156)	Non-convertible notes
Ogden Argentina S.A	349	365	Loans granted
	3	1	Reimbursement of expenses
Entretenimiento Universal S.A.	47	49	Loans granted
We Are Appa S.A.	8	1	Other receivables
	-	(10)	Reimbursement of expenses to pay
	(90)	(197)	Other payables
La Arena S.A.	1	1	Reimbursement of expenses
Centro de Entretenimiento La Plata S.A.	-	1	Reimbursement of expenses
Other subsidiaries of IRSA Propiedades Comerciales S.A.	(4)	-	Reimbursement of expenses to pay
Total subsidiaries	(3,804)	(4,102)

IRSA Propiedades Comerciales S.A.

Related parties	09.30.21	06.30.21	Description of transaction
Nuevo Puerto Santa Fe S.A.	5	4	Management fee
	1	1	Reimbursement of expenses
	6	5	Loans granted
	-	(1)	Leases and/or rights to use space to pay
Quality S.A.	(2)	(6)	Leases and/or rights to use space to pay
	-	1	Reimbursement of expenses
TGLT S.A.	-	13	Other receivables
Total associates and joint ventures	10	17
Directors	(191)	(110)	Fees
Total Directors	(191)	(110)
Futuros y Opciones.Com S.A.	2	2	Reimbursement of expenses
	-	(71)	Borrowings
IRSA International LLC	(30)	(32)	Other payables
Fundación Museo de los Niños	6	14	Reimbursement of expenses
La Rural S.A.	(2)	(14)	Leases and/or rights to use space to pay
Others related parties	1	14	Reimbursement of expenses
	1	-	Reimbursement of expenses to pay
	2	-	Other receivables
	17	7	Leases and/or rights to use space
	(3)	(3)	Leases and/or rights to use space to pay
	(33)	(35)	Non-convertible notes
Total others	(39)	(118)
Total	9,275	10,872

The following is a summary of the results with related parties:

Related parties	09.30.21	09.30.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	13	6	Corporate services
	-	1,429	Financial operations
	6	3	Leases and/or rights to use space
Total direct parent company	19	1,438
Cresud S.A.CI.F. y A.	-	271	Financial operations
	(78)	3	Leases and/or rights to use space
	(159)	(156)	Corporate services
Total direct parent company of IRSA	(237)	118
Arcos del Gourmet S.A.	11	11	Fees
	(3)	(2)	Leases and/or rights to use space
Fibesa S.A.	3	(2)	Leases and/or rights to use space
	-	2	Fees
Torodur S.A.	276	78	Financial operations
Helmir S.A.	1	-	Financial operations
Shopping Neuquén S.A.	(7)	(99)	Financial operations
	(99)	-	Leases and/or rights to use space
Ogden Argentina S.A	(17)	6	Financial operations
Panamerican Mall S.A.	18	14	Fees
	(2)	-	Leases and/or rights to use space
	(11)	9	Financial operations
Centro de Entretenimientos La Plata S.A.	(1)	1	Financial operations
Entretenimiento Universal S.A.	(2)	2	Financial operations
Total subsidiaries	167	20
Nuevo Puerto Santa Fe S.A.	1	2	Fees
	(1)	-	Leases and/or rights to use space
Quality Invest S.A.	-	(12)	Financial operations
	1	-	Fees
Total associates and joint ventures	1	(10)
Directors	(100)	(390)	Fees
Senior Management	(18)	(15)	Fees
Total directors	(118)	(405)
IRSA International LLC	-	23	Financial operations
Tyrus S.A.	-	149	Financial operations
Museo de los Niños	(6)	-	Donations
Banco de Crédito y Securitización S.A.	20	21	Leases and/or rights to use space
Estudio Zang, Bergel & Viñes	(3)	(6)	Fees
Others	(3)	(3)	Donations
	12	14	Leases and/or rights to use space
Total others related parties	20	198
Total	(148)	1,359

IRSA Propiedades Comerciales S.A.

The following is a summary of the transactions with related parties:

Related parties	09.30.21	09.30.20	Description of transaction
Torodur S.A.	157	-	Irrevocable contributions granted
Quality Invest S.A.	27	14	Irrevocable contributions granted
Total irrevocable contributions to joint ventures	184	14
We are Appa S.A.	-	81	Share acquisition
Total share acquisition	-	81

24.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 10 - Intangible assets
Exhibit C - Equity investments	Note 6 - Investment in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 9 - Trading properties
Note 20 - Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 25 - Foreign currency assets and liabilities

25.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (1)	Amount (2)	Exchange rate (3)	09.30.21	06.30.21
Assets
Trade and other receivables
US Dollar	10.18	98.54	1,003	970
Euro	0.08	113.88	9	11
Trade and other receivables with related parties
US Dollar	6.36	98.74	628	660
Total trade and other receivables			1,640	1,641
Investments in financial assets
US Dollar	5.01	98.54	494	510
Investment in financial assets with related parties
US Dollar	89.26	98.74	8,814	6,228
Total investments in financial assets			9,308	6,738
Cash and cash equivalents
US Dollar	0.26	98.54	26	23
Total cash and cash equivalents			26	23
Total Assets			10,974	8,402
Liabilities
Trade and other payables
US Dollar	2.87	98.74	283	492
Euro	0.01	114.36	1	20
Trade and other payables with related parties
US Dollar	0.39	98.74	39	37
Total trade and other payables			323	549
Borrowings
US Dollar	355.15	98.74	35,068	37,935
Borrowings from related parties
US Dollar	56.05	98.74	5,534	5,841
Total borrowings			40,602	43,776
Leases liabilities
US Dollar	0.02	98.74	2	3
Leases liabilities with related parties
US Dollar	0.02	98.74	2	7
Total Leases liabilities			4	10
Total Liabilities			40,929	44,335

(1)
Considering foreign currencies those that differ from each one of the company’s companies at each period/year-end.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate of the Argentine Peso as of September 30, 2021, according to Banco Nación Argentina.

IRSA Propiedades Comerciales S.A.

26.
Economic context in which the Company operates

See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

27.
 Subsequent events

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Propiedades Comerciales S.A.
Legal address: Carlos Della Paolera 261– 8º floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52767733-1

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A. (“the Company”), which comprise the unaudited condensed interim separate statement of financial position as of September 30, 2021, and the unaudited condensed interim separate statements of comprehensive income for the three-month period ended September 30, 2021, changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory note.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position and the separate statements of comprehensive income and of cash flows of the Company.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report in connection with IRSA Propiedades Comerciales S.A. that:

a)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A are in the process of being transcriben into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in complience with the provisionis of the General Companies Law and pertinent resolutions of the National Securities Commission.

b)
the unaudited condensed interim separate financial statements of IRSA Propiedades Comerciales S.A arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2021.

c)
at September 31, 2021, the debt of IRSA Propiedades Comerciales S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 51,695,309, which is not due at that date.

Autonomous City of Buenos Aires, November 4, 2021.

PRICE WATERHOUSE & Co. S.R.L. (Socio) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Carlos Brondo Contador Público (UNCUYO) C.P.C.E.C.A.B.A. T° 391 F° 078	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Socio) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Contador Público (U.B.A.) C.P.C.E. C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

I. Brief comment on the Group’s activities during the period including references to significant events occurred after the end of the period.

Economic context where the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing lockdowns, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 5,290,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory lockdown at the national level with the closure of non-essential activities, including shopping malls, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities started to become more flexible, in line with a decrease in infections, although between April 16 and June 11, 2021, because of the sustained increase in the cases registered, the National Government established restrictions on night activity and the closure of shopping malls in Buenos Aires Metropolitan Area. Due to the flexibility that has occurred in the economic activities since the beginning of this fiscal year and as of the date of issuance of these financial statements, 100% of the shopping malls are operational.

At the local environment, the following circumstances were observed:

●
In August 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of 12.8% compared to the same month of 2020, and 1.1% compared to the previous month.

●
The annual retail inflation reached 52.47% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in September 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 48.2% i.a. for December 2021 and 46.0% for December 2022. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 7.6%.

●
In the period from September 2020 to September 2021, the Argentine peso depreciated 29.6% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of September 30, 2021, there is an exchange gap of approximately 78.9% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be issued in the future, could affect the Group's ability to access the Single Free Exchange Market (“MULC” in Spanish) to acquire the necessary currencies to meet its financial obligations.

1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

COVID-19 pandemic

As described above, the COVID-19 pandemic has adversely impacted both the global economy and the Argentine economy and the Group's business, mainly in Shopping Malls and Entertainment segments. Since the beginning of fiscal year 2022, and until the date of presentation of the financial statements, the Company's shopping malls are fully operational, as well as the office buildings, despite the remote work modality that some tenants continue to apply. Regarding the Entertainment segment, on July 12, 2021, the protocols for holding events, congresses and exhibitions were activated.

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

2

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

Consolidated Results in current currency

(In ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Income from sales, leases and services (1)	2,915	1,365	113.6%	4,245	(31.3)%
Net result from fair value adjustment on investment properties	(5,679)	24,801	(122.9)%	13,087	(143.4)%
Realized Result from changes in the fair value of investment properties	18	8,163	(99.8)%	-	-
Result from operations	(3,868)	24,480	(115.8)%	16,046	(124.1)%
Depreciation and amortization	81	108	(25.0)%	108	(25.0)%
Consolidated EBITDA (2)	(1,482)	27,681	(105)%	7,056	(121.0)%
Consolidated Adjusted EBITDA (2)	1,910	7,950	(76.0)%	3,068	(37.7)%
Consolidated NOI (3)	2,308	8,642	(73.3)%	3,668	(37.1)%
Result for the period	(1,801)	20,275	(108.9)%	4,710	(138.2)%
(1)
Does not include Incomes from Expenses and Promotion Funds
(2)
See Point XIV: EBITDA Reconciliation
(3)
See Point XV: NOI Reconciliation

Group’s income increased by 113.6% during the first quarter of fiscal year 2022 compared to the same quarter of fiscal year 2021 mainly due to the impact of COVID-19 pandemic in the Shopping Malls segment that straightly affected operations during previous fiscal year, while adjusted EBITDA decreased by 76.0% mainly explained by Sales and Developments segment whose adjusted EBITDA reached ARS 7,652 million during the first quarter of previous fiscal year due to Bouchard 710 and Boston Tower’s office sales. Compared with the first quarter of fiscal year 2020, that was not affected by the COVID-19 pandemic, the decrease in EBITDA is 37.7%. Rental segments Adjusted EBITDA reached ARS 2,064 million, ARS 1,506 million from the Shopping Malls segment and ARS 558 million from the Offices segment.

Net result for the first quarter of fiscal year 2022 recorded a loss of ARS 1,801 million compared to a gain of ARS 20,275 million during the same quarter of previous fiscal year mainly explained by a loss due to changes in the fair value of investment properties.

II. Shopping Malls

Shopping Malls’ Operating Indicators

	IVQ 21	IVQ 21	IIIQ 21	IIQ 21	IQ 21
Gross leasable area (sqm)	335,641	334,826	335,893	333,460	333,345
Tenants’ sales (3 months cumulative in current currency)	34,205	16,913	28,263	29,804	8,105
Occupancy	89.6%	89.9%	89.5%	88.3%	92.8%

Our portfolio’s leasable area totaled 335,641 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping malls reached ARS 34,205 million in the first quarter of fiscal year 2022, 322% higher than in IQ21 affected by the closure of operations and 10.7% below the first quarter of FY20, not affected by the pandemic. Portfolio’s occupancy reached 89.6%, mainly due to the exit of Falabella in Mendoza Plaza Shopping. Excluding the effect of the remaining vacancy from large stores, occupancy would have been 94.3%.

3

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

Shopping Malls’ Financial Indicators

(in ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Income from sales. rentals and services	2,225	560	297.3%	3,179	(30.0)%
Net result from fair value adjustment on investment properties	(3,698)	1,796	(305.9)%	916	(503.7)%
Result from operations	(2,241)	1,513	(248.1)%	3,174	(170.6)%
Depreciation and amortization	49	64	(23.4)%	57	(14.0)%
EBITDA (1)	(2,192)	1,577	(239.0)%	3,231	(167.8)%
Adjusted EBITDA (1)	1,506	(219)	-	2,315	(34.9)%
NOI (2)	2,225	560	297.3%	2,748	(34.8)%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Income from this segment increased by 297.3% during the first quarter of fiscal year 2022 when compared with the same period of previous fiscal year, mainly explained by the closure of operations due to COVID-19 from March 20 to October 14, 2020. As of the date of presentation of the financial statements, all the Group's shopping malls are operational.

Adjusted EBITDA for the first quarter of fiscal year 2022 reached ARS 1,506 million, 34.9% below that the first quarter of 2020, not affected by the pandemic.

Operating data of our Shopping Malls

	Date of acquisition	Location		Stores	Occupancy (2)	IRSA PC Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,071	133	99.7%	100%
Abasto Shopping (4)	Nov-99	City of Buenos Aires	36,797	159	95.8%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	40,286	125	68.2%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	99.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,396	89	87.4%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,366	164	83.1%	80%
Soleil	Jul-10	Province of Buenos Aires	15,925	78	93.5%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,335	65	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,388	84	97.5%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	33,731	138	94.8%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,947	131	85.7%	100%
Córdoba Shopping	Dec-06	Córdoba	15,360	105	97.6%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	70	97.3%	50%
Alto Comahue	Mar-15	Neuquén	11,697	94	92.2%	99.95%
Patio Olmos (5)	Sep-07	Córdoba		-
Total			335,641	1,547	89.6%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Group’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA PC owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

4

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

Tenant Retail Sales in real terms as of September 30, 2021, compared to the same quarter of fiscal years 2021 and 2020(1)

(in ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Alto Palermo	4,033	199	1,926.6%	4,752	(15.1)%
Abasto Shopping	3,998	147	2,619.7%	4,926	(18.8)%
Alto Avellaneda	2,983	144	1,971.5%	4,314	(30.9)%
Alcorta Shopping	3,016	27	11,070.4%	2,693	12.0%
Patio Bullrich	1,450	263	451.3%	1,819	(20.3)%
Dot Baires Shopping	2,609	130	1,906.9%	3,644	(28.4)%
Soleil	2,222	288	671.5%	2,099	5.9%
Distrito Arcos	2,595	783	231.4%	2,274	14.1%
Alto Noa Shopping	1,677	1,023	63.9%	1,674	0.2%
Alto Rosario Shopping	4,218	1,927	118.9%	3,826	10.2%
Mendoza Plaza Shopping	2,417	1,921	25.8%	3,006	(19.6)%
Córdoba Shopping	1,380	793	74.0%	1,177	17.2%
La Ribera Shopping(2)	591	222	166.2%	872	(32.2)%
Alto Comahue	1,016	238	326.9%	1,218	(16.6)%
Total sales	34,205	8,105	322.0%	38,294	(10.7)%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.
(2) Includes sales from stands and excludes spaces used for special exhibitions.

Cumulative tenants’ sales per type of business in real terms compared to the same quarter of fiscal years 2021 and 2020(1)

(in ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Department Store	-	580	(100.0)%	2,025	(100.0)%
Clothes and footwear	20,326	4,023	405.2%	20,698	(1.8)%
Entertainment	755	-	-	1,597	(52.7)%
Home and decoration	987	243	306.2%	752	31.3%
Home Appliances	3,264	663	392.3%	4,674	(30.2)%
Restaurants	5,133	1,410	264.0%	4,788	7.2%
Miscellaneous	576	113	409.7%	451	27.7%
Services	3,164	1,073	194.9%	3,309	(4.4)%
Total	34,205	8,105	322.0%	38,294	(10.7)%
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from cumulative leases as of September 30, 2021, compared to the same quarter of fiscal years 2021 and 2020

(in ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Base rent (1)	715	99	622.2%	1,594	(55.1)%
Contingent rent (1)	1,107	96	1,053.1%	761	45.5%
Total rent	1,822	195	834.1%	2,355	(22.6)%
Revenues from non-traditional advertising	44	50	(12.0)%	85	(48.2)%
Admission rights	198	223	(11.2)%	401	(50.6)%
Fees	35	38	(7.9)%	44	(20.5)%
Parking fees	62	5	1,140.0%	186	(66.7)%
Commissions	54	44	22.7%	85	(36.5)%
Others	10	5	100.0%	23	(56.5)%
Subtotal(2)	2,225	560	297.3%	3,179	(30.0)%
Expenses and Collective Promotion Funds	963	540	78.3%	1,287	(25.2)%
Total	3,188	1,100	189.8%	4,466	(28.6)%
(1)
Includes Revenues from stands for ARS 107.3 million cumulative as of September 2021
(2)
Includes ARS 2.7 million from Patio Olmos.

5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

III. Offices

According to Cushman & Wakefield, the quarter closed with a stable vacancy of 14.3%, in the Buenos Aires City premium market, due to the gradual occupation of workspaces thanks to advances in vaccination and end of the winter period, while prices show a decline averaging USD 25.1 / sqm.

Offices’ Operating Indicators

	IQ 22	IVQ 21	IIIQ 21	IIQ 21	IQ 21
Gross Leasable area	113,451	113,291	114,475	114,475	93,144
Total Occupancy	72.4%	74.7%	76.3%	75.6%	83.7%
Class A+ & A Occupancy	78.9%	80.1%	81.2%	79.5%	91.6%
Class B Occupancy	41.1%	48.5%	52.4%	56.7%	53.6%
Rent USD/sqm	25.1	25.7	25.4	25.7	26.0

The gross leasable area during the first quarter of fiscal year 2022 was 113,451 sqm, in line with the previous quarter.Portfolio average A+ & A reached 78.9%, and average rental price reached USD 25.1 per sqm.

(in ARS million)	IQ 22	IQ 21	YoY Var	IQ 20	YoY Var
Income from sales, rentals, and services	705	811	(13.1)%	1,047	(32.7)%
Net result from fair value adjustment of investment properties.	(1,586)	19,209	(108.3)%	10,087	(115.7)%
Result from operations	(1,041)	19,773	(105.3)%	10,969	(109.5)%
Depreciation and amortization	13	19	(31.6)%	10	30.0%
EBITDA(1)	(1,028)	19,792	(105.2)%	10,979	(109.4)%
Adjusted EBITDA (1)	558	583	(4.3)%	892	(37.4)%
NOI(2)	625	713	(12.3)%	971	(35.6)%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

During the first quarter of fiscal year 2022, revenues from the offices segment decreased by 13.1% and Adjusted EBITDA decreased 4.3% compared to the previous fiscal year, mainly explained by the lower occupancy and sale of part of the portfolio, although compensated by the incorporation of “261 Della Paolera”. Adjusted EBITDA margin was 79.1%, 7.3 bps higher than the previous year.

6

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

Below is information on our office segment and other rental properties:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	IRSA PC’s Actual Interest	3M 22 - Rental revenues (ARS thousand) (6)
AAA & A Offices
Republica Building	Dec-14	19,885	60.9%	100%	94,443
Boston Tower (6)	Dec-14				311
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	56,813
Dot Building	Nov-06	11,242	84.9%	80%	63,353
Zetta	May-19	32,173	81.1%	80%	206,243
261 Della Paolera – Catalinas (5)	Dec-20	27,690	84.6%	100%	241,202
Total AAA & A Offices		93,969	78.9%		662,365

B Offices
Suipacha 652/64	Dec-14	11,465	17.3%	100%	12,713
Philips	Jun-17	8,017	75.1%	100%	32,953
Total B Buildings		19,482	41.1%	100%	45,666
Subtotal Offices		113,451	72.4%		708,031

Other rental properties (4)					3,002
Total Offices and Others					705,029
(1) Corresponds to the total gross leasable area of each property as of September 30, 2021. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by gross leasable area as of September 30, 2021.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Includes all those properties that are not buildings intended for rent, but that are partially or fully rented (Philips Deposit, Anchorena 665 and San Martin Plot).
(5) Includes 824 square meters of gross leasable area of the basement.
(6) Corresponds to accumulated income for the period.

IV. Sales & Developments and Others

The segment “Others” includes We are Appa S.A. activities as well as the Fair, Convention Center and Entertainment activities through our investments in La Rural S.A. and La Arena S.A.

	Sales and Developments			Others
(in ARS million)	3M 22	3M 21	YoY Var	3M 22	3M 21	YoY Var
Revenues	-	3	(100.0)%	9	3	200.0%
Net result from fair value adjustment on investment properties.	(517)	5,045	(110.2)%	8	27	(70.4)%
Realized Result from fair value adjustments of investment properties	18	8,163	(99.8)%	-	-	100.0%
Result from operations	(572)	4,529	(112.6)%	(102)	-36	183.3%
Depreciation and amortization	2	5	(60.0)%	18	19	(5.3)%
EBITDA(1)	(570)	4,534	(112.6)%	(84)	-17	394.1%
Adjusted EBITDA(1)	(35)	7,652	(100.5)%	(92)	-44	109.1%
NOI(2)	-	3	(100.0)%	9	3	200.0%
(1)
See Point XIV: EBITDA Reconciliation
(2)
See Point XV: NOI Reconciliation

Revenues from “Sales and Developments” segment decreased by 100% in real terms during the first quarter of fiscal year 2022 compared to previous fiscal year. Revenues from the "Others" segment increased by 200% mainly explained by the closure of the activities of La Rural, La Arena and the Convention Centers in the context of the pandemic during the compared quarter.

Adjusted EBITDA of Sales and Developments was negative ARS 35 million during the first quarter of fiscal year 2022 mainly explained by negative results due to changes in the fair value of investment properties, while adjusted EBITDA for Others segment was negative ARS 92 million.

7

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

V. CAPEX

Alto Palermo Expansion

We keep working on the expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 3,900 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Work progress as of September 30, 2021, was 95.7% and construction works are expected to be finished by January 2022.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Group’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Income Statement per segment but not in the Income Statement.

For the three-month period ended September 30, 2021

Item (stated in ARS million)	Income by Segment	Expenses and Collective Promotion Funds	Adjustment for share of profit / (loss) of joint ventures (1)	Income Statement
Revenues	2,939	963	(24)	3,878
Costs	(423)	(998)	15	(1,406)
Gross profit	2,516	(35)	(9)	2,472
Net result from fair value adjustments of investment property	(5,793)	-	114	(5,679)
General and administrative expenses	(450)	-	1	(449)
Selling expenses	(262)	-	(1)	(263)
Other operating results, net	33	17	1	51
Result from operations	(3,956)	(18)	106	(3,868)
(1) Includes operating results from La Ribera Shopping and San Martín Plot (ex Nobleza Picardo) (50%).

VII. Consolidated Financial Debt

Below is a detail of IRSA Propiedades Comerciales S.A.’s debt as of September 30, 2021

Description	Currency	Amount (USD MM)(1)	Interest Rate	Maturity
Bank loans and overdrafts	ARS	51.7	-	< 360 days
PAMSA loan	USD	16.2	Fixed	Feb-23
IRSA PC Notes Series II	USD	358.5	8.75%	Mar-23
IRSA PC’s Total Debt	USD	426.4
Cash & Cash Equivalents + Investments (2)	USD	126.0
Intercompany Credit	ARS	41.4
IRSA PC’s Net Debt	USD	259.0
(1)
Principal amount at an exchange rate of ARS/USD 98.74 without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents and Investments in Current Financial Assets (includes related companies notes holding)

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net profits of the Group pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

8

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned.

Year	Dividend paid stated in terms of the measuring unit current as of September 30, 2021	Dividend per share paid stated in terms of the measuring unit current as of September 30, 2021	Dividend paid stated in terms of the measuring unit current as of the date of each corresponding shareholders’ meeting	Dividend per share paid stated in terms of the measuring unit current as of the date of each corresponding shareholders’ meeting
	(ARS thousands)	(ARS)	(ARS thousands)	(ARS)
2018	3,011,046	23.8945	680,000	5.3962
2019	1,653,818	13.1241	545,000	4.3249
2020	1,199,910	9.5221	595,000	4.7217
2021	14,253,211	113.1081	9,700,000	76.9755

IX. Material and Subsequent Events

July 2021: Capitalization and Change in Nominal Value

The Comisión Nacional de Valores (the Argentine National Securities Commission) and Buenos Aires Stock Exchange approved what has been decided in the Company’s Shareholders meeting held on October 26, 2020:

1 - the capitalization of Inflation Adjustment of Share Capital, Share Premium and Other Reserves recorded in the Financial Statements corresponding to the fiscal year ended on June 30, 2020

2 - the change in the nominal value of the capital stock shares with a nominal value of ARS 1 and one vote per share to a nominal value of ARS 100 each and one vote per share, and

3 - the distribution of 53,996,987,920 issued shares representing 42,849.97% of the share capital.

From July 20, 2021, the shares distribution and the change in nominal value will be made simultaneously and the entry of the change of 126,014,050 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for 541,230,019 book-entry common shares with a nominal value of ARS 100 each and one vote per share, will be made in the Scriptural Registry of Caja de Valores S.A. From the indicated date, the new shares to be distributed due to the capitalization will have economic rights under equal conditions with those that are currently in circulation.

IRSA PC’s share capital after de indicated operations will amount to ARS 54,123,001,900 represented by 541,230,019 book-entry common shares with a nominal value of ARS 100 each and one vote per share.

Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital, that is, that the negotiation price is registered per share instead of being negotiated by Argentinean peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

It should be mentioned that this capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation on the share capital.

9

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

September 2021: Merger Proposal

On September 30, 2021, IRSA & IRSA Propiedades Comerciales Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2021, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that they are two companies included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the “Comisión Nacional de Valores” (National Securities Commission) and the markets, both national and foreign, where their shares are listed.

The Merger is carried out in order to streamline the technical, administrative, operational and economic resources of both Companies, standing out among others: (a) the operation and maintenance of a single transactional information system and centralization of the entire accounting registration process; (b) presentation of a single financial statement to the different control agencies with the consequent cost savings in accounting and advisory fees, tariffs and other related expenses; (c) simplification of the accounting information reporting and consolidation process, as a consequence of the reduction that the merger would imply for the corporate structure as a whole; (d) removal of the IRSA PC public offering listing on BYMA and NASDAQ with the associated costs that this represents; (e) cost reduction for legal fees and tax filings; (f) increase in the percentage of the capital stock that is listed in the different markets, increasing the liquidity of the listed shares; (g) tax efficiencies and (h) preventively avoid the potential overlap of activities between the Companies.

The merger is subject to the approval of the shareholders' meeting of both companies whose call will be made once they have the administrative approval of the United States Securities and Exchange Commission, an entity to which they are subject since both companies list their shares in markets that operate in said jurisdiction.

Once the merger by absorption between IRSA as the absorbing company and IRSA PC as the absorbed company has been approved, the effective date will be July 1, 2021, date from which the transfer to the absorbing company of all the assets of the absorbed company will take effect, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company, all subject to the required corporate approvals.

Likewise, and within the framework of the reorganization process, the Board of Directors has approved the exchange ratio, which has been established at 1.40 IRSA shares for each IRSA PC share, which is equivalent to 0.56 IRSA GDS for each ADS of IRSA PC.

The exchange of IRSA PC shares for IRSA shares will be carried out once the entire administrative process has been completed and once the registration has been made in the “Inspección General de Justicia” (General Inspection of Justice), a process that may take several months.

10

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

October 2021: General Ordinary Shareholders’ Meeting

On October 21, 2021, our General Ordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Allocation of the unallocated positive results for the sum of ARS 1,526,515,266 which, adjusted by inflation, amounts to the sum of ARS 1,668,218,014 in order to absorb the negative result of the Fiscal Year;

●
To fully write off the special reserve in the amount of ARS 9,815,663,641 which, adjusted for inflation, amounts to the sum of ARS 10,726,828,139, and use it for the partial absorption of the result for the fiscal year, and,

●
Allocation of the remaining loss of the fiscal year for the sum of ARS 10,592,781,323 which, adjusted by inflation, amounts to the sum of ARS 11,576,083,790 to the Non-Allocated Income account.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2021.

November 2021: “261 Della Paolera” floors sale

After the end of the period, on November 2, 2021, the Company sold and transferred three medium-height floors of the tower “261 Della Paolera” located in the Catalinas district of Autonomous City of Buenos Aires for a total area of approximately 3,582 sqm and 36 parking spaces located in the building.

The transaction price was set at approximately ARS 3,197 million, equivalents to USD 32.0 million (USD/sqm 8,950), which had already been paid.

After this transaction, IRSA PC retains its rights for 20 floors of the building with an approximate leasable area of 24,000 sqm, in addition to parking spaces and other complementary spaces.

The financial result of this operation will be recognized in the Company's Financial Statements for the second quarter of FY 2022.

11

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

X. Summary Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2021	09.30.2020	09.30.2019
Non-current assets	163,585	231,209	168,553
Current assets	23,173	22,561	38,047
Total assets	186,758	253,770	206,600
Equity attributable to the holders of the parent	77,482	136,084	94,344
Non-controlling interest	5,972	8,140	5,646
Total shareholders’ equity	83,454	144,224	99,990
Non-current liabilities	91,022	92,498	80,778
Current liabilities	12,282	17,048	25,832
Total liabilities	103,304	109,546	106,610
Total liabilities and shareholders’ equity	186,758	253,770	206,600

XI. Summary Comparative Consolidated Income Statement

(in ARS million)	09.30.2021	09.30.2020	09.30.2019
Result from operations	(3,868)	24,480	16,046
Share of profit of associates and joint ventures	(102)	904	752
Result from operations before financing and taxation	(3,970)	25,384	16,798
Financial income	87	644	111
Financial cost	(1,481)	(1,720)	(1,468)
Other financial results	2,004	1,988	(9,747)
Inflation adjustment	515	414	15
Financial results. net	1,125	1,326	(11,089)
Result before income tax	(2,845)	26,710	5,709
Income tax	1,044	(6,435)	(999)
Result for the period	(1,801)	20,275	4,710

Attributable to:
Equity holders of the parent	(1,709)	18,828	4,175
Non-controlling interest	(92)	1,447	535

XII. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2021	09.30.2020	09.30.2019
Net cash generated from/ (used in) operating activities	1,615	(5,872)	3,094
Net cash generated from/ (used in) investing activities	1,548	13,914	(3,580)
Net cash generated used in financing activities	(2,749)	(11,671)	(567)
Net increase/ (decrease) in cash and cash equivalents	414	(3,629)	(1,054)
Cash and cash equivalents at beginning of year	867	7,595	9,851
Financial Results from cash and cash equivalents	44	50	691
Inflation adjustment	(337)	(11)	(30)
Cash and cash equivalents at period-end	988	4,005	9,458

12

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

XIII.
Comparative Ratios

(in ARS million)	09.30.2021		09.30.2020		09.30.2019
Liquidity
CURRENT ASSETS	23,173	1.89	22,561	1.32	38,047	1.47
CURRENT LIABILITIES	12,282		17,048		25,832
Indebtedness
TOTAL LIABILITIES	103,304	1.33	109,546	0.80	106,610	1.13
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	77,482		136,084		94,344
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	77,482	0.75	136,084	1.24	94,344	0.88
TOTAL LIABILITIES	103,304		109,546		106,610
Capital Assets
NON-CURRENT ASSETS	163,585	0.88	231,209	0.91	168,553	0.82
TOTAL ASSETS	186,758		253,770		206,600

XIV.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period, excluding: i) Interest income; ii) interest expense; iii) income tax expense; and iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus Total financial results, nets, excluding net financial interests, less share of loss/profit in associates and joint ventures, and excluding unrealized result from fair value adjustments of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

	2021	2020	2019
Result for the period	(1,801)	20,275	4,710
Interest income	(87)	(644)	(112)
Interest expense	1,369	1,507	1,351
Income tax expense	(1,044)	6,435	999
Depreciation and amortization	81	108	108
EBITDA	(1,482)	27,681	7,056
Unrealized result from fair value adjustments of investment properties	5,697	(16,638)	(13,087)
Share of loss/ (profit) of associates and joint ventures	102	(904)	(752)
Foreign exchange, net	(2,137)	139	9,568
Result from derivative financial instruments	(3)	274	(342)
Fair value (gain)/ loss of financial assets and liabilities at fair value through profit or loss	135	(2,370)	531
Other financial costs	112	213	117
Repurchase of non-convertible notes	1	(31)	(9)
)Inflation adjustment	(515)	(414)	(15)
Adjusted EBITDA	1,910	7,950	3,067
Adjusted EBITDA Margin(1)	66.5%	582.4%	110.2%

(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by income from sales, rentals and services.

13

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

XV.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons ona consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

	2021	2020	2019
Gross profit	2,472	985	3,812
Selling expenses	(263)	(614)	(252)
Depreciation and amortization	81	108	108
Realized result from fair value of investment properties	18	8,163	-
NOI (unaudited)	2,308	8,642	3,668

14

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

XVI.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

	2021	2020	2019
Result for the period	(1,801)	20,275	4,710
Unrealized Result from fair value adjustments of investment properties	5,697	(16,638)	(13,087)
Depreciation and amortization	81	108	108
Foreign exchange, net	(2,137)	139	9,568
Loss from derivative financial instruments	(3)	274	(342)
Fair value (gain)/ loss of financial assets and liabilities at fair value through profit or loss	135	(2,370)	531
Other financial costs	112	213	117
Deferred income tax	(2,466)	6,433	996
Non-controlling interest	92	(1,447)	(535)
Non-controlling interest related to PAMSA’s fair value	(27)	1,379	614
Share of loss/ (profit) of associates and joint ventures	102	(904)	(752)
Inflation adjustment	(515)	(414)	(15)
Repurchase of non-convertible notes	1	(31)	-
Adjusted FFO	(729)	7,017	1,913

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IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2021

XVII. Brief comment on prospects for the fiscal year

We are optimistic about the recovery of the shopping malls business during fiscal year 2022. Activity indicators, such as tenants’ sales and visiting public, evolve favorably and we continue working on occupying the area that was made available because of the pandemic. Likewise, we will continue to position the Group's Marketplace to complement physical in-store sales with online sales, offering our customers different purchase and delivery alternatives.

The office segment continues to evolve in line with new hybrid work trends. Although we have evidenced a slight reduction in rental values along with an increase in vacancies, our current portfolio, after a "flight to quality" process, brings together the differential characteristics to offer the services level required by the most demanding corporations. We will work during the fiscal year on the full occupancy of the building "261 Della Paolera", inaugurated in December 2020, as well as the rest of the vacant surface of the portfolio.

We will continue working in 2022 to reduce and make the structure costs more efficient and to consolidate the best real estate portfolio in Argentina.

In that framework, the Company's Board of Directors approved during the quarter a corporate reorganization process consisting of a merger by absorption within the framework of the Companies Law No. 19,550 and the Income Tax Law No. 20,628, in which IRSA would absorb the Company, which would be dissolved without being liquidated. The process is pending approval by the Shareholders' Meeting which will be carried out in the coming months.

The Group remains committed to preserve the health and well-being of its customers, employees, tenants, and the entire population, constantly re-evaluating its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Alejandro G. Elsztain
Executive Vice-Chairman

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